Exhibit 13.3

MANAGEMENT’S DISCUSSION & ANALYSIS

FINANCIAL OVERVIEW - 2013

The year 2013 was highlighted by favourable market conditions as we benefited from higher selling prices in our containerboard activities, stable recycled fibre prices and a favourable Canadian dollar. We were also able to increase our total shipments by 4%. On the other hand, business conditions remained challenging in Europe and our operational efficiencies in some of our manufacturing facilities in North America were not up to our normal standards. We also incurred additional costs related to our initiatives of upgrading our information systems and the re-engineering of our business processes. As a result we improved our operating results for a second year in a row as our OIBD excluding specific items increased by 16% over 2012.

For the year, the Corporation posted net earnings of $11 million, or $0.11 per share, compared to a net loss of $22 million, or $0.23 per share in 2012. Excluding specific items, which are discussed in detail on pages 13 to 16, we posted net earnings of $29 million or $0.31 per share during the year, compared to net earnings of $5 million or $0.05 per share in 2012. Sales increased by $204 million for the year, or 6%, to reach $3,849 million, compared to $3,645 million in 2012. The Corporation recorded an operating income of $140 million during the year, compared to $75 million last year, an increase of $65 million. Excluding specific items, operating income stood at $170 million, compared to $118 million in 2012, an increase of $52 million (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these amounts).

FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

The following is the annual financial report and management’s discussion and analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”), and should be read in conjunction with the Corporation’s consolidated financial statements and accompanying notes for the years ended December 31, 2013 and 2012. Information contained herein includes any significant developments as at March 12, 2014, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

This MD&A is intended to provide readers with the information that Management believes is required to gain an understanding of Cascades’ current results and to assess the Corporation’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices, as well as variance and sensitivity analysis that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Corporation.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS). Unless otherwise indicated or if required by the context, the terms “we”, “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under IFRS (“non-IFRS measures”). For example, the Corporation uses operating income before depreciation and amortization, or operating income before depreciation and amortization excluding specific items (OIBD or OIBD excluding specific items) because it is the measure used by Management to assess the operating and financial performance of the Corporation’s operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a Corporation’s operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and it should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS. These limitations include the following:

•	OIBD excludes certain income tax payments that may represent a reduction in cash available to us.

•	OIBD does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments.

•	OIBD does not reflect changes in, or cash requirements for, our working capital needs.

•	OIBD does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt.

•	Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements.

•	The specific items excluded from OIBD, operating income, financing expense, net earnings and cash flow from operations mainly include charges for (reversals of) impairment of assets, charges for facility or machine closures, accelerated depreciation of assets due to restructuring measures, debt restructuring charges, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them will continue to take place and will reduce the cash available to us.

Because of these limitations, OIBD should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with IFRS, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other companies. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash provided by (used in) operating activities, which we believe to be the closest IFRS performance and liquidity measure to OIBD, is set forth in the “Supplemental Information on Non-IFRS Measures” section.

1	CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

BUSINESS DRIVERS

As a packaging products and tissue paper company, our financial results are largely driven by the following factors:

SALES +		COSTS -

•	Selling prices	•	Energy prices, mainly electricity and natural gas

•	Demand for packaging products and tissue papers, mainly made of recycled fibres	•	Fibre prices and availability (recycled papers, virgin pulp and woodchips) and production recipes

•	Foreign exchange rates	•	Foreign exchange rates

•	Population growth	•	Labour

•	Industrial production	•	Freight

•	Product mix, substitution and innovation	•	Chemical product prices

		•	Capacity utilization rates and production downtime
EXCHANGE RATES		MANUFACTURING SELLING PRICES AND RAW MATERIAL COSTS

Cascades’ results are impacted by the relative valuation of currencies, namely the Canadian dollar against the Euro and the U.S. dollar. For the year 2013, the average value of the Canadian dollar lost 3% against the American dollar, compared to the average in 2012. Remember that each $0.01 change of the Canadian dollar against its U.S. counterpart has an impact of $5 million on our annual OIBD. Against the Euro, our currency depreciated by 6% during the year, compared to 2012.

On the selling price front for our manufacturing operations, the average of Cascades’ North American price index increased in 2013 by 4%, compared to 2012. This was essentially caused by higher average manufacturing prices for containerboard, which averaged 10% more in 2013 than in 2012. Lower average prices for specialty papers and boxboard in North America offset this increase, as average prices for our tissue paper products remained stable. At the end of 2013, raw material costs were 5% higher than at the same period last year. However, the average raw material costs for 2013 have been 4% lower than the average level of 2012.

ENERGY COSTS
With regards to energy costs, the average price of natural gas increased by 31% in 2013 compared to 2012. In the case of crude oil, the average price increased by 2% in 2013 compared to 2012.

1	The Cascades North American selling prices index represents an approximation of the Corporation’s manufacturing selling prices in North America (excluding converting). It is weighted according to shipments and is based on publication prices. It includes some of Cascades’ main products, for which prices are available in PPI Pulp & Paper Week magazine and on the Cascades Tissue Index. This index should only be used as a trend indicator, as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices reflected in the index are those for tissue. In fact, the tissue pricing indicator, which is blended into the Cascades North American selling prices index, is the Cascades tissue paper selling prices index, which represents a mix of primary and converted products.
2	The Cascades North American raw materials index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to purchase volume (in tons). This index should only be used as a trend indicator, and it may differ from our actual manufacturing purchasing costs and our purchase mix.

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	2

SENSITIVITY TABLE 1

The following table provides a quantitative estimate of the impact on Cascades’ annual operating income before depreciation and amortization (OIBD) of potential changes in the prices of our main products, the costs of certain raw materials and energy, as well as the US$/CAN$ exchange rate, assuming, for each price change, that all other variables remain constant. This is based on Cascades’ 2013 manufacturing and converting external shipments and consumption numbers. However, it is important to note that this table does not consider the risk management hedging instruments used by the Corporation. In fact, Cascades’ hedging policies and portfolios (see “Risk Factors” section) should also be considered in order to fully analyze the Corporation’s sensitivity to the highlighted factors.

With regards to the US$/CAN$ exchange rate, we do not consider Cascades’ indirect sensitivity. This sensitivity refers to the fact that some of Cascades’ selling prices and raw material costs in Canada are based on reference prices and costs in U.S. dollars converted into Canadian dollars. In other words, the exchange rate fluctuation can have a direct influence on sales and purchases in Canada from Canadian facilities. However, because this fluctuation is difficult to measure precisely, we do not include it in the following table. The EURO€/CAN$ exchange rate also impacts our results, as we have operations in Europe which results are translated in Canadian dollars.

	SHIPMENTS/CONSUMPTION (‘000 SHORT TONS, ‘000 MMBTU FOR NATURAL GAS)	INCREASE		OIBD IMPACT (IN MILLIONS OF CAN$)
SELLING PRICE (MANUFACTURING AND CONVERTING) [2]
North America
Containerboard	1,268	US$	25/s.t.	33
Specialty Products (Industrial Packaging and Specialty Papers sectors only)	371	US$	25/s.t.	10
Tissue Papers	583	US$	25/s.t.	15

	2,222

Europe
Boxboard	1,137		€25/s.t.	39

	3,359			97

RAW MATERIALS [2]
Recycled Papers
North America
Brown grades (OCC and others)	1,142	US$	15/s.t.	(18)
Groundwood grades (ONP and others)	113	US$	15/s.t.	(2)
White grades (SOP and others)	695	US$	15/s.t.	(11)

	1,950			(31)

Europe
Brown grades (OCC and others)	760		€15/s.t.	(16)
Groundwood grades (ONP and others)	181		€15/s.t.	(4)
White grades (SOP and others)	109		€15/s.t.	(2)

	1,050			(22)

	3,000			(53)

Virgin pulp
North America	212	US$	30/s.t.	(7)
Europe	94		€30/s.t.	(4)

	306			(11)

Natural gas
North America	8,987	US	1.00/mmBtu	(9)
Europe	4,473		€1.00/mmBtu	(6)

	13,460			(15)

Exchange rate [3]
Sales less purchases in US$ from Canadian operations		US$/CAN$
			0.01 change	(4)
U.S. subsidiaries translation		US$/CAN$
			0.01 change	(1)

				(5)

1	Sensitivity calculated according to 2013 volumes or consumption, and with an exchange rate of US$/CAN$ 0.97 and €/CAN$ 0.73, excluding hedging programs and the impact of related expenses such as discounts, commissions on sales and profit sharing.
2	Based on 2013 external manufacturing and converting shipments, as well as 2013 fibre and pulp consumption. including purchases from our subsidiary Cascades Recovery.
3	As an example, from US$/CAN$ 0.97 to US$/CAN$ 0.98

3	CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

BUSINESS HIGHLIGHTS

In 2014, 2013 and 2012, the Corporation completed several transactions (closure or acquisition of certain operating units) and announced other restructuring measures and investments in order to optimize its asset base and streamline its cost structure. The following transactions and announcements, which occurred in all three years, should be taken into consideration when reviewing the overall or segmented analysis of the Corporation’s results:

BUSINESS ACQUISITION, CLOSURES AND RESTRUCTURING

2014

BOXBOARD EUROPE

•	In February, the Corporation announced that its subsidiary, Cascades Djupafors, located in Ronneby, Sweden, started a consultation process with the unions concerning the potential closure of the manufacturing activities.

2013

CONTAINERBOARD GROUP

•	On November 27, the Corporation announced the creation of a new joint venture in the Atlantic Provinces related, to our Newfoundland and Moncton plants, with Maritime Paper Products Limited. The transaction was closed on February 1, 2014.

2012

CONTAINERBOARD GROUP

•	On April 1, the Corporation acquired Bird Packaging Limited’s converting and warehousing facilities, located in Guelph, Kitchener and Windsor, in Ontario.

•	On April 25, the Corporation announced, as part of a restructuring plan and concurrent investments of $30 million, the permanent closure of three converting corrugated products plants, in Mississauga, North York and Peterborough, Ontario.

•	On September 5, the Corporation announced, as part of a restructuring plan and concurrent investments of $22 million, the closure of its folding carton plant located in Lachute, Québec. The plant was closed at the beginning of the second quarter of 2013.

SPECIALTY PRODUCTS GROUP

•	On February 22, the Corporation announced the permanent closure of its honeycomb packaging facility located in Toronto, Ontario.

TISSUE PAPERS GROUP

•	On August 13, the Corporation announced the permanent closure of one of its converting plants located in Scarborough (McNicoll Street), in Ontario.

SIGNIFICANT FACTS AND DEVELOPMENTS

i. During the third quarter of 2013, we announced plans to increase the tissue paper production capacity at our plant in St. Helens, Oregon. The project, of which the total cost is estimated to be $35 million, consists in converting and starting up a second paper machine at our Oregon plant. The retrofitting of an existing machine will allow us to bring additional capacity of 55,000 tons to this market at a lower capital cost and on a faster timeline than if we were to build a new machine.

ii. Price increases

a) In the fourth quarter of 2012, our containerboard activities started implementing price increases of US$50 for its manufacturing and converting products. These price increases were gradually implemented at the end of 2012 and in 2013. The 2013 results of this segment did benefit from the full impact of these price increases.

b) In April 2013, our Containerboard Group announced price increases of US$50 per ton for our manufacturing products and of 10% for its converting products. These price increases were gradually implemented in our corrugated products sector starting in May 2013 and completed by the end of the third quarter.

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	4

c) During the third quarter of 2013, our North American boxboard activities announced price hikes on coated recycled paperboard (CRB) and solid bleached sulfate (SBS) of US$40 and US$15, respectively. All of these price increases are gradually implemented and will continue to impact our results in coming quarters.

d) In May 2013, our European recycled boxboard activities, Reno de Medici (RdM), announced a price hike of €50 per metric ton. Due to the long order backlog and challenging market conditions, the positive impact of this price increase started to be felt at the end of the third quarter and remained stable in the fourth quarter, net of the change in geographic mix.

iii. Since 2010, the Corporation has invested US$129 million ($130 million) (US$30 million ($32 million) in 2013) (including a bridge loan of US$15 million ($15 million)) in Greenpac Mill LLC (Greenpac) in relation to the construction of a recycled containerboard mill in New York State (U.S.A.), in partnership with third parties. The facility was built on the property located adjacent to the existing containerboard mill in Niagara Falls, NY. Considered the most advanced in its category in North America, Greenpac produces a lightweight linerboard, made of 100-per-cent-recycled fibre, on a 328-inch machine (8.33 meters), with an annual production capacity of 540,000 short tons. The mill successfully started its production as planned on July 15. Our objective of achieving full capacity within 12 months still stands and the ramp-up has been progressing according to plan. We are extremely satisfied with the efficiency of the board machine and the quality of the board. Average daily production during the first six months was 639 short tons per day (799 short tons per day in the fourth quarter) with peaks at over 1,300 tons on a nameplate capacity of 1,500 tons a day. In addition, positive operating income before depreciation was achieved in the fourth quarter. The Corporation’s interest in the project is 59.7% and except for the bridge loan, this investment is accounted for using the equity method. The Corporation recorded its 59.7% share of the net results of Greenpac which includes start-up costs, depreciation and financing expenses. The overall impact amounted to a net loss of $9 million including specific items for the year. Greenpac is a disregarded entity for tax purposes and no income tax is included in our share of results of this investment.

The initial estimated cost of the Greenpac mill was US$430 million. The Corporation has entered into agreements to guarantee certain obligations in relation to the construction of the mill. The Corporation has guaranteed cost overruns relating to the construction costs in excess of the budgeted construction costs, which should remain in place until the ramp-up period is complete. The final costs of the project will be determined at the end of the ramp-up period but we are estimating additional costs of approximately 10% over the initial project cost. The necessary funding of these additional costs has been provided by the partners. In December 2013, the Corporation issued a letter of credit in the amount of US$21 million in relation to the debt service reserve account of the project. This letter of credit will be reduced gradually, and should be eliminated by the end of 2014. In August 2013, the Corporation filed a lawsuit against the former owner of the land where the Greenpac mill has been built, for compensatory damages in relation to additional costs incurred to remediate contaminated soil.

iv. In 2010, The Corporation entered into a put and call agreement with Industria E Innovazione (“Industria”) whereby it had the option to buy 9.07% of the shares of Reno de Medici (RdM) (100% of the shares held by Industria) for €0.43 per share between March 1, 2011 and December 31, 2012. Industria also had the option of requiring the Corporation to purchase its shares for €0.41 per share between January 1, 2013 and March 31, 2014. As the put option held by Industria became effective on January 1, 2013 and the Corporation expected it would be exercised after the first quarter of 2013, an obligation in the amount of €14 million ($18 million) was recorded by the Corporation as at March 31, 2013. Consequently, the non-controlling interest has been adjusted by 9.07% effective January 1, 2013, to 42.39%. Industria did raise the put option in the second quarter of 2013, resulting in a cash payment for the Corporation of €14 million ($19 million). Our share in the equity of RdM, as at December 31, 2013, stands at 57.61%.

v. On May 9, 2013, Mr. Mario Plourde was appointed as the new President and Chief Executive Officer (“CEO”) of the Corporation, following a two-year transition as Chief Operating Officer.

5	CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

NEW IFRS ADOPTED IN 2013

IAS 19 - EMPLOYEE BENEFITS

IAS 19 has been amended and includes significant changes to the recognition and measurement of the defined benefit pension expense and termination benefits, and enhances the disclosure of all employee benefits. As such, the Corporation retroactively restated its 2012 consolidated financial statements (for more details, see Note 3 of the consolidated financial statements). It is worth noting that it is a non-cash adjustment and does not affect the Corporation’s financial ratios related to its various credit agreements.

The following table summarizes the changes to the statement of earnings per quarter for 2012:

(in millions of Canadian dollars, unless otherwise noted)	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2012
Increase in interest expense on employee future benefits	4	3	4	4	15
Related income tax recovery	(1)	(1)	(1)	(1)	(4)

Net loss impact	(3)	(2)	(3)	(3)	(11)
Net earnings (loss) attributable to Shareholders for the period as reported in 2012	6	7	5	(29)	(11)
Net earnings (loss) per share as reported (basic and diluted, in dollars)	$0.06	$0.08	$0.05	$(0.30)	$(0.11)
Restated net earnings (loss) attributable to Shareholders for the period	3	5	2	(32)	(22)
Restated net earnings (loss) per share (basic and diluted, in dollars)	$0.03	$0.05	$0.02	$(0.33)	$(0.23)

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	6

KEY PERFORMANCE INDICATORS

In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

	2011	2012					2013
	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL
OPERATIONAL
Total shipments (in ‘000 s.t.) [1]
Packaging Products
Containerboard	1,372	302	297	298	293	1,190	296	324	334	314	1,268
Boxboard Europe [2]	897	277	285	261	281	1,104	299	301	260	277	1,137
Specialty Products [3]	377	98	97	99	91	385	94	94	93	90	371

	2,646	677	679	658	665	2,679	689	719	687	681	2,776
Tissue Papers [2]	513	130	146	147	141	564	143	149	153	138	583

Total	3,159	807	825	805	806	3,243	832	868	840	819	3,359

Integration rate [4]
Containerboard only (North America)	62%	64%	66%	67%	64%	65%	62%	57%	55%	51%	56%
Tissue Papers	60%	72%	68%	68%	69%	69%	69%	70%	71%	72%	70%

Manufacturing capacity utilization rate [5]
Packaging Products
Containerboard	91%	88%	85%	86%	86%	86%	87%	90%	88%	84%	87%
Boxboard Europe	88%	92%	95%	86%	93%	92%	99%	99%	86%	91%	94%
Specialty Products (paper only)	77%	78%	77%	79%	72%	77%	76%	76%	74%	72%	75%
Tissue Papers	90%	94%	98%	97%	94%	96%	98%	98%	100%	93%	97%

Total	88%	89%	90%	87%	88%	88%	91%	93%	88%	87%	90%

Energy cons.[6] - GJ/ton	11.38	11.86	11.18	10.89	11.71	11.41	12.01	10.98	10.40	11.54	11.23

Work accidents [7] - OSHA frequency rate	4.50	3.20	3.80	4.60	3.50	3.78	3.10	3.30	3.10	3.20	3.20

FINANCIAL
Return on assets [8]
Packaging Products
Containerboard	6%	7%	7%	7%	7%	7%	8%	9%	10%	11%	11%
Boxboard Europe	7%	7%	6%	6%	6%	6%	6%	6%	6%	7%	7%
Specialty Products	7%	7%	8%	8%	9%	9%	9%	10%	10%	12%	12%
Tissue Papers	11%	11%	15%	17%	19%	19%	18%	18%	18%	18%	18%

Consolidated return on assets	6.5%	7.1%	7.6%	7.5%	8.1%	8.1%	8.0%	8.0%	8.5%	9.3%	9.3%

Return on capital employed [9]	1.3%	1.9%	2.3%	2.3%	2.8%	2.8%	2.8%	2.9%	3.2%	4.0%	4.0%

Working capital [10]
In millions of $, at end of period	510	536	549	524	455	455	488	544	485	455	455
% of sales [11]	14.8%	14.8%	15.0%	14.8%	14.4%	14.4%	14.0%	13.5%	13.1%	12.9%	12.9%

1	Shipments do not take into account the elimination of business sector intercompany shipments.
2	Starting in the second quarter of 2011, shipments take into account the full consolidation of RdM. Starting in the fourth quarter of 2011, shipments take into account the acquisition of Papersource.
3	Industrial packaging and specialty papers shipments.
4	Defined as : Percentage of manufacturing shipments transferred to our converting operations. Containerboard excludes manufacturing shipments from our North American boxboard operations.
5	Defined as: Manufacturing internal and external shipments/Practical capacity.
6	Average energy consumption for manufacturing mills only, excluding RdM.
7	Starting in Q1 2013, the rate includes Papersource and Bird Packaging. Excluding RdM.
8	Return on assets is a non-IFRS measure defined as the last twelve months (“LTM”) OIBD excluding specific items/LTM average of total assets. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months on a pro-forma basis.
9	Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM operating income excluding specific items/average LTM capital employed. Capital employed is defined as the total assets less accounts payable and accrued liabilities. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months on a pro-forma basis.
10	Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less accounts payable and accrued liabilities. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months on a pro-forma basis.
11	% of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months on a pro-forma basis.

7	CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

HISTORICAL FINANCIAL INFORMATION

	2011	2012 RESTATED [1]					2013
(in millions of Canadian dollars, unless otherwise noted)	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL
Sales
Packaging Products
Containerboard	1,293	284	300	299	306	1,189	298	335	353	328	1,314
Boxboard Europe	745	204	208	181	198	791	212	215	194	216	837
Specialty Products	851	202	209	197	183	791	189	196	197	192	774
Inter-segment sales	(104)	(18)	(19)	(17)	(14)	(68)	(14)	(17)	(15)	(15)	(61)

	2,785	672	698	660	673	2,703	685	729	729	721	2,864
Tissue Papers	871	229	255	253	242	979	241	264	279	249	1,033
Inter-segment sales and Corporate activities	(31)	(10)	(9)	(7)	(11)	(37)	(12)	(11)	(13)	(12)	(48)

Total	3,625	891	944	906	904	3,645	914	982	995	958	3,849

Operating income (loss)
Packaging Products
Containerboard	(25)	8	(1)	7	(29)	(15)	11	21	33	28	93
Boxboard Europe	10	4	—	(1)	(2)	1	2	1	—	(10)	(7)
Specialty Products	(12)	5	8	8	2	23	5	9	(12)	4	6

	(27)	17	7	14	(29)	9	18	31	21	22	92
Tissue Papers	52	21	26	24	21	92	18	23	29	36	106
Corporate activities	(17)	(9)	(4)	(2)	(11)	(26)	(16)	(16)	(13)	(13)	(58)

Total	8	29	29	36	(19)	75	20	38	37	45	140

OIBD excluding specific items [2]
Packaging Products
Containerboard	85	21	23	26	25	95	25	33	42	46	146
Boxboard Europe	42	13	11	7	11	42	11	10	9	21	51
Specialty Products	34	11	15	15	8	49	11	16	15	16	58

	161	45	49	48	44	186	47	59	66	83	255
Tissue Papers	72	33	39	35	31	138	29	33	39	32	133
Corporate activities	(4)	(6)	(4)	(5)	(5)	(20)	(8)	(9)	(9)	(10)	(36)

Total	229	72	84	78	70	304	68	83	96	105	352

Net earnings (loss) [1]	99	3	5	2	(32)	(22)	(8)	2	11	6	11
Excluding specific items [2]	(14)	1	5	4	(5)	5	(4)	8	7	18	29
Net earnings (loss) per share (in dollars) [1]
Basic	$1.03	$0.03	$0.05	$0.02	$(0.33)	$(0.23)	$(0.09)	$0.03	$0.12	$0.05	$0.11
Basic, excluding specific items [2]	$(0.14)	$0.01	$0.05	$0.05	$(0.06)	$0.05	$(0.04)	$0.09	$0.07	$0.19	$0.31

Cash flow from continuing operations [2]	126	48	37	42	34	161	46	41	78	61	226

Net debt [3]	1,485	1,524	1,585	1,542	1,535	1,535	1,581	1,675	1,601	1,612	1,612

Cascades North American US$ selling price index (2005 index = 1,000) [4]	1,256	1,271	1,227	1,233	1,261	1,248	1,262	1,298	1,319	1,313	1,298
Cascades North American US$ raw materials index (2005 index = 300) [4]	472	386	382	367	340	369	353	348	358	360	355
US$/CAN$	$1.01	$1.00	$0.99	$1.01	$1.01	$1.00	$0.99	$0.98	$0.96	$0.95	$0.97
EURO€/CAN$	$0.73	$0.76	$0.77	$0.80	$0.78	$0.78	$0.75	$0.75	$0.73	$0.70	$0.73
Natural Gas Henry Hub - US$/mmBtu	$4.04	$2.74	$2.22	$2.81	$3.40	$2.79	$3.34	$4.09	$3.58	$3.60	$3.65

Sources: Bloomberg and Cascades.

1	The 2012 figures were restated to comply with IAS19 standard - Employee benefits (please refer to page 6 for more details)
2	See “Supplemental information on non-IFRS measures.”
3	Defined as total debt less cash and cash equivalents.
4	See Notes 1 and 2 on page 2.

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	8

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Net earnings (net loss), a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	2013	2012
Net earnings (loss) attributable to Shareholders for the year	11	(22)
Net earnings (loss) attributable to non-controlling interest	3	(7)
Net loss (earnings) from discontinued operations	(2)	5
Provision for (recovery of) income taxes	12	(6)
Share of results of associates and joint ventures	3	(2)
Foreign exchange gain on long-term debt and financial instruments	(2)	(8)
Financing expense and interest on future employee benefits	115	115

Operating income	140	75
Specific items:
Loss (gain) on acquisitions, disposals and others	3	(1)
Impairment charges	27	29
Restructuring costs	6	7
Unrealized gain on financial instruments	(6)	(5)
Accelerated depreciation due to restructuring measures	—	13

	30	43

Operating income - excluding specific items	170	118
Depreciation and amortization, excluding specific items	182	186

Operating income before depreciation and amortization - excluding specific items	352	304

The following table reconciles net earnings (net loss) and net earnings (net loss) per share with net earnings excluding specific items and net earnings per share excluding specific items:

	NET EARNINGS (LOSS)		NET EARNINGS (LOSS) PER SHARE [1]
(in millions of Canadian dollars, except amount per share)	2013	2012	2013	2012
As per IFRS	11	(22)	$0.11	$(0.23)
Specific items:
Loss (gain) on acquisitions, disposals and others	3	(1)	$0.03	$(0.01)
Impairment charges	27	29	$0.25	$0.22
Restructuring costs	6	7	$0.04	$0.05
Unrealized gain on financial instruments	(6)	(5)	$(0.04)	$(0.04)
Accelerated depreciation due to restructuring measures	—	13	—	$0.10
Unrealized gain on interest rate swaps	(1)	—	$(0.01)	—
Foreign exchange gain on long-term debt and financial instruments	(2)	(8)	$(0.02)	$(0.07)
Share of results of associates and joint ventures	(4)	(2)	$(0.03)	$(0.02)
Included in discontinued operations, net of tax	(2)	5	$(0.02)	$0.05
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest [1]	(3)	(11)	—	—

	18	27	$0.20	$0.28

Excluding specific items	29	5	$0.31	$0.05

1	Specific amounts per share are calculated on an after-tax basis and net of the portion attributable to non-controlling interest.

9	CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

The following table reconciles cash flow provided by operating activities with operating income and operating income before depreciation and amortization:

(in millions of Canadian dollars)	2013	2012
Cash flow provided by operating activities	232	203
Changes in non-cash working capital components	(6)	(42)
Depreciation and amortization	(182)	(199)
Income taxes paid (received)	(5)	17
Net financing expense paid	100	99
Gain (loss) on acquisitions, disposals and others	(3)	1
Impairment charges and restructuring costs	(30)	(30)
Unrealized gain on derivative financial instruments	6	5
Dividend received, employee future benefits and others	28	21

Operating income	140	75

Depreciation and amortization	182	199

Operating income before depreciation and amortization	322	274

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	10

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2013 COMPARED TO THE YEAR ENDED DECEMBER 31, 2012

SALES

Sales increased by $204 million, or 6%, to $3,849 million in 2013 compared to $3,645 million in 2012 resulting from higher volumes of 4% and from the 6% and 3% depreciation of the Canadian dollar against, respectively, the Euro and the U.S. dollar. That increase was partly offset by the negative impacts of lower average selling prices and mix throughout most of our business segments.

Sales by geographic segment are as follows:

Sales from (in %)

Sales to (in %):

OPERATING INCOME FROM CONTINUING OPERATIONS

The Corporation generated an operating income of $140 million in 2013 compared to $75 million in 2012, an increase of $65 million. The higher volume, lower energy costs, depreciation of the Canadian dollar and positive impacts of businesses acquired and closed were the factors behind the increase in operating income but were partly offset by the negative impacts of lower average selling prices and unfavourable mix throughout most of our business segments, higher raw materials costs due to outside purchases and other production costs such as outside subcontracting and production inefficiencies. We also incurred additional costs related to our initiatives of upgrading our information systems and the re-engineering of our business processes. Excluding specific items, the operating income stood at $170 million in 2013 compared to $118 million in the same period of 2012 (see the “Supplemental Information on non-IFRS measures” and ‘‘Specific items included in operating income, financing expense, discontinued operations and net earnings’’ sections for reconciliation of these amounts).

Our 2013 operating income before depreciation was also impacted by the following items:

•	A loss of approximately $4 million during the third quarter following flooding incidents resulting in additional maintenance and repair expenses, and unplanned downtime, for a shortfall of 5,800 tons at our existing containerboard mill in Niagara Falls, USA, and 4,000 tons at our fine paper mill in St-Jérôme, Québec.

•	A $5 million gain resulting from a decrease in our post-retirement benefits liability following a change to our benefits program;

•	A $6 million gain resulting from energy savings certificates (‘‘white certificates’’) awarded at the end of 2013 by the Italian authorities to our European recycled boxboard operations, following an energy efficiency improvement program for the years 2010, 2011 and 2012.

11	CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

The main variances in sales and operating income in 2013, compared to 2012, are shown below:

Sales ($M)	Operating income ($M)

1	Raw materials: The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.
2	F/X CAN$: The estimated impact of the exchange rate is based only on the Corporation’s export sales less purchases that are impacted by exchange rate fluctuations, mainly the US$/CAN$ variation. It also includes the impact of the exchange rate on the Corporation’s working capital items and cash position.
3	Other costs: Other costs include the impact of variable and fixed costs based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.
4	OIBD: Excluding specific items.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 17 to 24).

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	12

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME, FINANCING EXPENSE, DISCONTINUED OPERATIONS AND NET EARNINGS

The Corporation incurred some specific items in 2013 and 2012 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Corporation’s results between periods, notwithstanding these specific items.

The reconciliation of the specific items included in operating income by business group is as follows:

	2013
(in millions of Canadian dollars)	Container- board	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	93	(7)	6	106	(58)	140
Depreciation and amortization	60	37	26	44	15	182

Operating income (loss) before depreciation and amortization	153	30	32	150	(43)	322
Specific items:
Loss (gain) on acquisitions, disposals and others	(2)	—	—	—	5	3
Impairment charges (reversal)	1	17	26	(17)	—	27
Restructuring costs	2	4	—	—	—	6
Unrealized loss (gain) on financial instruments	(8)	—	—	—	2	(6)

	(7)	21	26	(17)	7	30

Operating income (loss) before depreciation and amortization - excluding specific items	146	51	58	133	(36)	352

Operating income (loss) - excluding specific items	86	14	32	89	(51)	170

	2012
(in millions of Canadian dollars)	Container- board	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	(15)	1	23	92	(26)	75
Depreciation and amortization	79	37	26	46	11	199

Operating income (loss) before depreciation and amortization	64	38	49	138	(15)	274
Specific items:
Gain on acquisitions, disposals and others	(1)	—	—	—	—	(1)
Impairment charges	25	3	—	—	1	29
Restructuring costs	6	1	—	—	—	7
Unrealized loss (gain) on financial instruments	1	—	—	—	(6)	(5)

	31	4	—	—	(5)	30

Operating income (loss) before depreciation and amortization - excluding specific items	95	42	49	138	(20)	304

Accelerated depreciation due to restructuring measures	12	—	—	1	—	13

Operating income (loss) - excluding specific items	28	5	23	93	(31)	118

LOSS (GAIN) ON ACQUISITIONS, DISPOSALS AND OTHERS

In 2013 and 2012, the Corporation recorded the following gain and other charge:

(in millions of Canadian dollars)	2013	2012
Employment contracts	5	—
Gain on disposal of property, plant and equipment	(2)	(1)

	3	(1)

13	CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

2013

As part of the transition process related to the appointment of a new President and CEO, the Corporation entered into employment contracts with the new President and CEO, and its Presidents of the Containerboard, Specialty Products and Tissue Papers business segments. The fair value of the post-employment benefit obligation related to these employment contracts was evaluated at $5 million as at March 31, and an equivalent charge has been recorded.

In the second quarter, the Containerboard Group sold a piece of land located at its New York City, U.S.A., containerboard plant and recorded a gain of $2 million on the disposal.

2012

The Containerboard Group sold a vacant piece of land located next to the Vaudreuil, Québec corrugated containerboard plant and recorded a gain of $1 million on the disposal.

IMPAIRMENT CHARGES (REVERSAL) AND RESTRUCTURING COSTS

In 2013 and 2012, the Corporation recorded the following impairment charges (reversal) and restructuring costs:

	2013		2012
(in millions of Canadian dollars)	Impairment charges (reversal)	Restructuring costs	Impairment charges	Restructuring costs
Containerboard Group	1	2	25	6
Boxboard Europe Group	17	4	3	1
Specialty Products Group	26	—	—	—
Tissue Papers Group	(17)	—	—	—
Corporate activities	—	—	1	—

	27	6	29	7

2013

The Containerboard Group recorded an impairment charge of $1 million due to the reevaluation of notes receivable from 2011 business disposals.

The Containerboard Group also recorded a $1 million provision relating to an onerous lease contract and additional severances provision totaling $1 million in relation to the consolidation of its Ontario converting activities, announced in 2012.

The Boxboard Europe Group reviewed the recoverable amount of its Magenta and Marzabotto (both in Italy) and Iberica, Spain, recycled boxboard manufacturing mills, and recorded impairment charges on property, plant and equipment totaling $7 million. The slow recovery of the European economic environment since the 2009 financial crisis negatively impacted profitability of these mills and led to the consolidation of our recycled boxboard activities in Europe.

The Boxboard Europe Group also recorded an impairment charge of $10 million on property, plant and equipment of its Djupafors, Sweden virgin boxboard mill, due to sustained difficult market conditions and insufficient profitability.

The Boxboard Europe Group recorded severances totaling $4 million in relation to consolidation of its recycled boxboard activities in Italy and Spain as well as its virgin boxboard mill located in Djupafors, Sweden.

The Specialty Product Group reviewed the recoverable amount of its East Angus, Québec, kraft paper mill and recorded impairment charges of $16 million on property, plant and equipment and $4 million on spare parts. The strength of the Canadian dollar over the last few years, combined with lower demand, reduced profitability.

The Specialty Group also reviewed the recoverable amount of its honeycomb activities CGU and recorded an impairment charge of $2 million on a client list and $4 million on goodwill. Low shipments in this sector do not generate enough profitability to support the carrying value of these intangible assets with a finite life.

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	14

The Tissue Papers Group recorded a $17 million reversal of impairment on its Memphis, Tennessee, manufacturing mill. The Corporation had initially recorded an impairment charge of $22 million at transition date to IFRS on January 1, 2010, due to operational challenges. Since then, the Corporation implemented a Group Best Practice program to maximize efficiency at all of its plants. These actions contributed to solving operating difficulties at the Memphis mill.

2012

The Containerboard Group reviewed the recoverable value of its Mississauga manufacturing mill, and impairment charges of $21 million on fixed assets and $2 million on intangible assets were recorded due to difficult market conditions. The Containerboard Group also recorded additional impairment charges totaling $2 million on its Burnaby mill and Le Gardeur converting plant which were closed in 2011.

On April 25, the Corporation announced the closure of its North York, Peterborough and Mississauga units in Ontario. These plants are part of the Containerboard Group. These closures resulted in the recognition of an onerous contract and severance provisions totaling $7 million.

On September 5, 2012, the Corporation announced the closure of its Lachute folding carton plant, part of the Containerboard Group. This resulted in the recognition of severance provisions totaling $2 million and a curtailment gain on pension plan amounting to $2 million.

During the year, the Containerboard Group recorded a $1 million reversal of an environmental provision with regard to its Burnaby manufacturing mill closed in 2011.

The Boxboard Europe Group reviewed the recoverable value of its temporarily closed Magenta manufacturing mill, and recorded impairment charges of $2 million on fixed assets and $1 million on spare parts. It also recorded a severance provision of $1 million.

The Corporation also recorded an impairment charge of $1 million in its corporate activities due to the reevaluation of notes receivable from business disposals realized in 2011.

DERIVATIVE FINANCIAL INSTRUMENTS

In 2013, the Corporation recorded an unrealized gain of $6 million, compared to an unrealized gain of $5 million in 2012, on financial instruments related to currency hedging as well as commodities such as electricity, natural gas and recovered paper.

INTEREST RATE SWAPS

In 2013, the Corporation recorded an unrealized gain of $1 million on financial instruments on interest rate swaps (nil in 2012).

FOREIGN EXCHANGE GAIN ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS

In 2013, the Corporation recorded a gain of $2 million (2012 - gain of $8 million) on its US$-denominated debt and related financial instruments. This is composed of a loss of $7 million (2012 - $4 million gain) on our US$-denominated long-term debt net of our net investment hedge in the U.S. and forward exchange contracts designated as hedging instruments. It also includes a $9 million gain (2012 - $4 million gain) on foreign exchange forward contracts not designated as hedging instruments.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

In 2013, the share of results of our associates, and joint ventures includes an unrealized gain of $5 million on financial instruments related to commodity contracts. It also includes an impairment charge of $1 million on an investment in our European recycled boxboard activities.

DISCONTINUED OPERATIONS

On March 11, 2011, the Corporation announced that it had entered into an agreement for the sale of Dopaco Inc. and Dopaco Canada Inc. (collectively Dopaco), its converting business for the quick-service restaurant industry, which was part of the Containerboard Group, to Reynolds Group Holdings Limited.

2013

In 2013, we reversed a $2 million provision for which we retained liability following this transaction since it did not materialize.

15	CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

2012

The Corporation also retained liability for certain pending litigation, namely a claim of damages in relation to the contamination of a site previously used by Dopaco. In 2012, the Corporation recorded a provision of $2 million (net of related income tax of $1 million) regarding this claim. Following the settlement of this claim, the Corporation paid $2 million. In 2012, the Corporation also recorded an income tax adjustment of $3 million relating to the finalization of the income tax on the Dopaco gain.

ACCELERATED DEPRECIATION DUE TO RESTRUCTURING MEASURES

On April 25, 2012, the Corporation announced, in the Containerboard Group, the closure of its North York and Peterborough units as well as the OCD plant in Mississauga. These closures resulted in accelerated depreciation of $3 million, due to the revaluation of the remaining useful life and residual value of some equipment.

That same group also reviewed the useful life and residual value of its Trenton steam reformer and recorded accelerated depreciation totaling $9 million.

On August 13, 2012, the Corporation announced the closure of its Tissue Papers Group plant located in Scarborough and reviewed the useful life and residual value of its assets which resulted in accelerated depreciation of $1 million.

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	16

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Industry

U.S. containerboard industry production and capacity utilization rate [1]	U.S. containerboard inventories at box plants and mills [2]

In 2013, the market remained relatively balanced. Total production slightly increased to meet demand so the capacity utilization rate remained stable.	The increase in inventories recorded in 2013 can be explained by new supply coming to market in North America in the context of limited containerboard demand growth in the US.

Canadian corrugated box industry shipments [3]	Reference prices - Recycled fibre [1]	Reference prices - Containerboard [1]

Shipments in Canada slightly decreased in 2013 compared to 2012 as the economic environment was less favourable.	The average American Northeast reference price of corrugated containers #11 slightly decreased in 2013 due to weak Asian demand and ample domestic supply due to the Green Fence program in China.	Containerboard reference prices posted a second increase of $50/ton in April 2013. Likewise, average boxboard reference prices increased by $20/ton in 2013, due to higher demand.

1	Source: RISI
2	Source: Fiber box Association
3	Source: Paper Packaging Canada

Our Performance

Sales	OIBD and OIBD margin (excluding specific items)	Shipments and manufacturing capacity utilization rate	Average selling price

17	CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

2012	2013	Change in %

Shipments increased by 7%, or 78,000 s.t. to 1,268,000 s.t. in 2013, compared to 1,190,000 s.t. in 2012. The mills’ external shipments went up by 80,000 s.t., coming principally from containerboard mills that sold fewer tons internally in good part due to the start-up of Greenpac, which took over a portion of the internal linerboard supply. Since our participation in Greenpac is accounted for using the equity method, these purchases from Greenpac are accounted for as external purchases for the Group. The mills’ external shipments could have been 5,800 s.t. higher if it were not for a flood that affected the Niagara Falls mill. The converting operations reported a solid performance in shipments in 2013. In fact, their volume increased by 1.2% (same-plant basis), whereas the Canadian corrugated products industry experienced a volume decrease of 0.6%.

The total average selling price went up by $38, or 4%, to $1,035 per s.t. in 2013 compared to $997 in 2012. Both our primary mills and corrugated products units benefited from the two latest containerboard selling price increases, as well as the weakening of the Canadian dollar. The Group’s containerboard mills’ average selling price went up by $65 per s.t., while the corrugated products plants average selling price rose by $80 per s.t., although these price increases were partially nullified by a change in the Group’s product mix. In fact, with volume up by 18%, the primary mills increased their share of the Group’s total shipments by 4%, which are sold at a lower price than converted products.

As a result, the Containerboard Group’s sales increased by $125 million, or 11%, to $1,314 million in 2013 compared to $1,189 million in 2012. Except for the change in the Group’s product mix highlighted above, which negatively impacted sales by $47 million, all factors impacting the Group’s revenue line were positive. The higher volume registered in the period added $96 million of sales, with the 3% depreciation in the value of the Canadian dollar against the U.S. dollar adding another $16 million. In addition, the average selling price increase and the acquisition of Bird Packaging in April 2012 resulted in supplemental sales of, respectively, $53 million (excluding the effect of the mix of the products sold) and $6 million.

Excluding specific items, operating income rose to $86 million in 2013 compared to $28 million in 2012, an increase of $58 million. Variable costs declined by $36 million following the increased portion of our primary mills’ activities, lower energy costs in the manufacturing sub-sector and lower chemical costs in the converting segment resulting from a reduction in the percentage of wax products sold. Higher volume contributed to $32 million of additional income, while Management’s strategic decisions to close three converting plants in Ontario, along with the Burnaby mill and also the acquisition of Bird Packaging in 2012, provided an additional $14 million. In 2013, the Group’s decision to end the medical insurance coverage of future retirees allowed us to reverse $5 million of the post-retirement provision. On the other hand, the Group bought more paper on the market, mainly from its Greenpac investment, to supply its converting units resulting in a negative raw materials variance of $32 million. Finally, impairment charges and accelerated depreciation recorded at the end of 2012 on containerboard assets resulted in a $19 million reduction in the depreciation expense.

1 Shipments do not take into account the elimination of business sector intercompany shipments. 2 Average selling price is a weighted average of containerboard and boxboard shipments.

The main variances in sales and operating income (loss) for the Containerboard Group are shown below:

Sales ($M)	Operating income (loss) ($M)

For Notes 1 to 4, see definitions on page 12.

The Corporation incurred some specific items in 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 13 to 16 for more details and reconciliation.

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	18

BUSINESS SEGMENT REVIEW (continued)

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Industry

European industry’s order inflow of coated boxboard from Europe 1

The year 2013 was generally better for the European coated boxboard industry. Order inflows increased by 3% for both the WLC and FBB markets.

Coated recycled boxboard industry’s order inflow from Europe [1] (White-lined chipboard (WLC) - 5-week weekly moving average)	Virgin coated duplex boxboard industry’s order inflow from Europe [1] (Folding boxboard (FBB) - 5-week weekly moving average)

Reference prices - Boxboard Europe [4]	Reference prices - Recycled fibre in Europe [4,5]

Due to the weak economic environment in Europe, both the recycled WLC and FBB reference prices have been decreasing since 2011. Announced price increase during the year was only partially successful.	In 2013, our recovered paper reference index in Europe remained relatively stable due to lower Asian demand.

1	Source: CEPI Cartonboard
2	The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grade selling prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe and EUWID prices for white-lined chipboard.
3	The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grade selling prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe and EUWID prices for coated duplex boxboard.
4	Source: RISI
5	The Cascades recovered mixed paper and board sorted prices index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe and EUWID prices for recovered mixed paper and board. This index should only be used as a trend indicator and may differ from our actual purchasing costs and our purchase mix.

Our Performance

Sales	OIBD and OIBD margin (excluding specific items)	Shipments and manufacturing capacity utilization rate	Average selling price

19	CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

2012	2013	Change in %

Shipments increased by 33,000 s.t., or 3%, to reach 1,137,000 s.t. in 2013, compared to 1,104,000 s.t. in 2012. The major part of that increase is related to the growth of European demand for white-lined chipboard for packaging, from recycled fibres.

The total average selling price went up by $19, to $736 per s.t. in 2013, compared to $717 in 2012 resulting from a lower Canadian dollar. The average selling price in Euros decreased due to the challenging economy and market environment in Europe, which caused an average selling price decrease of €20, or 4%, to €538 in 2013, compared to €558 in 2012. The recycled and virgin boxboard activities selling prices are down by €15 and €40 respectively in 2013, compared to 2012. The challenging economy and market conditions prevailing during the first half of the year have been detrimental to our average selling price. A price increase announcement of €50 made in May of this year was partially implemented during the second half of the year. On the other hand, a change in geographic mix compared to last year negatively impacted the average selling price. Our European activities should continue to benefit from recently announced price increases (see the “Significant Facts and Developments” section on page 4 for more details on price increases).

As a result, the Boxboard Europe Group’s sales increased by $46 million, or 6%, to $837 million in 2013 compared to $791 million in 2012. The 6% depreciation of the Canadian dollar against the Euro and higher volumes accounted, respectively, for $50 million and $25 million of the increase. On the other hand, as explained above, lower average selling prices partly offset the increase by $29 million.

Excluding specific items, operating income stood at $14 million in 2013 compared to $5 million in 2012, an increase of $9 million. Lower energy costs combined with a gain on certificates of energy efficiency issued by the Italian authorities for the promotion and the reward of energy savings achieved through approved projects, accounted for $14 million of the increase. Also, lower raw materials costs, as well as higher volumes accounted, respectively, for $8 million and $6 million of the increase. As explained above, the lower average selling price partly offset the increase and accounted for $29 million. In 2013, the Boxboard Europe Group recorded some specific items and the most significant ones are an impairment charge of $17 million and restructuring costs of $4 million.

1	Shipments do not take into account the elimination of business sector intercompany shipments.
2	Average selling price is a weighted average of virgin and recycled boxboard shipments.

The main variances in sales and operating income (loss) for the Boxboard Europe Group are shown below:

Sales ($M)	Operating income (loss) ($M)

For Notes 1 to 4, see definitions on page 12.

The Corporation incurred some specific items in 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 13 to 16 for more details and reconciliation.

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	20

BUSINESS SEGMENT REVIEW (continued)

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Industry

Reference prices - Market pulp [1]	Reference prices - Specialty papers [1]

The prices of all grades of pulp have increased in 2013. Our deinked pulp operations benefited from this market environment, but, as we are integrated to a certain extent, the positive impact was mitigated.	The reference price for recycled boxboard has increased by 2% in 2013 compared to 2012. As for the price for uncoated freesheet, it remained under pressure in 2013 due to excess production capacity.

U.S. recycled fibre exports to China 1

Our Specialty Products Group is impacted by the recovered paper market and Asian demand plays an important role in shipments and pricing dynamics. In 2013, Chinese imports from the United States decreased by 6%. Mixed groundwood papers and old corrugated containers grades represented most of the decrease, with exports being lower by 2% and 11% respectively over 2012. Old newspapers exports increased by 2% in 2013 after having decreased by 12% in the preceding year. Pulp substitutes experienced an increase in exports of 1% in 2013 after having declined by 34% in 2012 compared to 2011.

Total U.S. exports of recycled papers to China - All grades	Major grades exported by the U.S.

Our Performance

Sales	OIBD and OIBD margin (excluding specific items)	Industrial packaging and specialty papers manufacturing shipments and manufacturing capacity utilization rate	Average industrial packaging and specialty papers manufacturing selling price

21	CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

2012	2013	Change in %

Shipments decreased by 14,000 s.t., or 4%, to 371,000 s.t. in 2013 compared to 385,000 s.t. in 2012. Lower shipments in both the Industrial Packaging and Specialty Papers sectors accounted for the decrease. The Specialty Papers sector was affected in 2013 by a flood at its St-Jérôme fine paper mill, resulting in a loss of 4,000 short tons.

The total average selling price for the Specialty Papers and Industrial Packaging sectors went up by $7, or 1%, to $915 per s.t. in 2013 compared to $908 per s.t. in 2012 due to the lower Canadian dollar. The average selling price in U.S. dollars slightly decreased due to an unfavourable product mix.

As a result, the Specialty Products Group’s sales decreased by $17 million, or 2%, to $774 million in 2013 compared to $791 million in 2012. The decrease was mainly driven by lower fibre prices in the market, which impacted our Recovery operations sales. Lower volume and lower average selling price accounted, respectively, for $31 million and $2 million of the decrease. This was partly offset by the 3% depreciation of the Canadian dollar against the U.S. dollar, for $16 million.

Excluding specific items, operating income stood at $32 million in 2013 compared to $23 million in the same period of 2013, an increase of $9 million. Favourable exchange rates and lower energy costs accounted, respectively, for $9 million and $2 million of the increase and were partly offset by lower volumes and a lower average selling price that accounted for $2 million each. The Specialty Papers sector was affected, during 2013, by a flood at its St-Jérôme fine paper mill, resulting in a $1 million operating loss. In 2013, this group recorded impairment charges of $26 million on the assets of its kraft paper mill and honeycomb packaging activities.

1	Industrial Packaging and Specialty Papers shipments only. Shipments do not take into account the elimination of business sector intercompany shipments.
2	Average selling price includes manufacturing shipments of Industrial Packaging and Specialty Papers sectors only.

The main variances in sales and operating income for the Specialty Products Group are shown below:

Sales ($M)	Operating income ($M)

For Notes 1 to 4, see definitions on page 12.

The Corporation incurred some specific items in 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 13 to 16 for more details and reconciliation.

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	22

BUSINESS SEGMENT REVIEW (continued)

TISSUE PAPERS

Our Industry

U.S. tissue paper industry-production (parent rolls) and capacity utilization rate [1]	U.S. tissue paper industry converted product shipments [1]

The decrease in the capacity utilization rate in 2013 is explained by additional capacity gradually coming to market to meet increasing demand.	Both the retail and away-from-home markets continued to increase by 2% in 2013.

Reference prices - Parent rolls [1]	Reference prices - Recycled fibre [1]

The reference price for recycled parent rolls continued to decline in 2013 due to additional capacity and favourable recovered paper prices. As for the reference price for virgin parent rolls, it remained stable during the year as increasing virgin pulp prices offset the impact of additional production capacity.	For a second consecutive year, the average reference price of Sorted Office Papers no.37 has decreased, being 10% lower than in 2012.

1	Source: RISI
2	The Cascades tissue paper selling prices index represents a mix of primary and converted products, and is based on the product mix at the end of 2006.

Our Performance

Sales	OIBD and OIBD margin (excluding specific items)	Shipments and manufacturing capacity utilization rate	Average selling price [2]

23	CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

2012	2013	Change in %

Shipments increased by 19,000 s.t., or 3%, to 583,000 s.t. in 2013 compared to 564,000 s.t. in 2012. The manufacturing external shipments decreased by 4,000 s.t., or 2%, to 163,000 s.t. in 2013, compared to 167,000 s.t. in 2012. The converting shipments increased by 23,000 s.t., or 6%, to 420,000 s.t. in 2013 compared to 397,000 s.t. in 2012. The increase is mainly driven by strong growth in our U.S. retail business segment.

The total average selling price went up by $35, or 2%, to $1,772 per s.t. in 2013, compared to $1,737 in 2012. A favourable currency impact, a better integration rate and a higher proportion of consumer products sold have largely offset the negative impact of a Parent Roll price reduction and a converted product price reduction mainly in the U.S. These prices erosion in the U.S. is due to the current competitive market conditions and led to the decrease of 1% of the average selling price in U.S. dollars in 2013 compared to 2012.

As a result, the Tissue Papers Group’s sales increased by $54 million, or 6%, to $1,033 million in 2013, compared to $979 million in 2012. Higher volumes and the 3% decrease of the Canadian dollar against the U.S. dollar accounted, respectively, for $35 million and $26 million of the increase. As explained above, the effect of the total average selling price decrease during the year compared to 2012 resulted in a $7 million decrease in sales.

Excluding specific items, operating income stood at $89 million in 2013 compared to $93 million in the same period of 2012, a decrease of $4 million, or 4%. Higher volumes accounted for a positive impact of $12 million but, on the other hand, higher production, freight and subcontracting costs in the U.S. accounted for a negative impact of $24 million. These subcontracting costs in the U.S., necessary to convert new sales volumes, will decrease during the first quarter of 2014 as the Corporation is investing in a new manufacturing line in order to increase its U.S converting capacity. Lower energy costs and favourable exchange rates provided positive impacts of $7 million and $6 million respectively. The negative impact of the average selling price, as explained above, negatively impacted operating income for $7 million. An increase in the price and usage of virgin pulp, led to a negative raw materials impact of $2 million. In 2013, the Tissue Papers Group recorded a $17 million reversal of impairment on its Memphis, Tennessee, manufacturing mill.

1	Shipments do not take into account the elimination of business sector intercompany shipments.

The main variances in sales and operating income for the Tissue Papers Group are shown below:

Sales ($M)	Operating income ($M)

For Notes 1 to 4, see definitions on page 12.

The Corporation incurred some specific items in 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 13 to 16 for more details and reconciliation.

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	24

CORPORATE ACTIVITIES

The operating loss in 2013 includes an unrealized loss of $2 million on derivative financial instruments compared to an unrealized gain of $6 million in 2012. The Corporation recorded a $5 million charge due to the establishment of an unfunded supplemental executive retirement allocation in favour of the new CEO and the three presidents, respectively, of its Containerboard, Specialty Products and Tissue business segments. As well, the corporate activities incurred additional expenses related to our ERP system transformation, as most of the costs associated with the implementation activities are no longer capitalized. As well, the operating loss for 2013 includes an amount of $2 million, representing the direct cost incurred by the Corporation following flooding incidents at our Niagara Falls containerboard and St-Jérôme fine paper mills. In 2012, the operating loss includes an impairment charge of $1 million due to the reevaluation of notes receivable from 2011 business disposals.

OTHER ITEMS ANALYSIS

DEPRECIATION AND AMORTIZATION

The depreciation and amortization expense decreased by $17 million, to $182 million, in 2013, compared to $199 million in 2012. The impairment charges recorded in 2013 and 2012, and the accelerated amortization recorded in both the Containerboard and Tissue Papers Groups in 2012 decreased the depreciation and amortization expense, but these have been partially offset by capital investments completed during the last twelve months. The depreciation of the Canadian dollar against the Euro and the U.S. dollar increased the depreciation expense coming from our European and U.S. operations.

FINANCING EXPENSE AND INTEREST ON FUTURE EMPLOYEE BENEFITS

The financing expense and interest on future employee benefits remained at $115 million in 2013 compared to 2012. The Corporation amended its revolving credit facility during the second half of 2012 resulting in lower financing costs in the fourth quarter and for future periods. These were offset, however, by the capital investment made during the year and the increase in the total debt.

During the second quarter of 2013, Standard & Poor’s, a rating service agency, downgraded the long-term corporate credit rating of the Corporation to ‘‘B+’’ from ‘‘BB-’’ on slower deleveraging, with a stable outlook. This has caused an increase, of 37.5 basis points, to the interest rate on our revolving credit facility in the second half of 2013.

Interest expense on future employee benefits decreased by $1 million to $12 million in 2013, compared to $13 million in 2012. Due to the good investment returns in 2013 and the change in the assumptions, the interest expense on future employee benefits is expected to decrease by $4 million in 2014. This expense does not require any cash payment by the Corporation.

In 2013, the Corporation recorded an unrealized gain of $1 million on financial instruments related to interest rate swaps (nil in 2012).

PROVISION FOR (RECOVERY OF) INCOME TAXES

In 2013, the Corporation recorded an income tax provision of $12 million, for an effective tax rate of 52%. The provision for (recovery of) income taxes based on the effective income tax rate differs from the provision for (recovery of) income taxes based on the combined basic rate for the following reasons:

(in millions of Canadian dollars)	2013	2012
Provision for (recovery of) income taxes based on the combined basic Canadian and provincial income tax rate	7	(8)

Adjustment of provision for (recovery of) income taxes arising from the following:
Difference in statutory income tax rate of foreign operations	5	2
Non-taxable portion of capital gain	—	(1)
Permanent differences - others	(2)	(1)
Change in unrecognized temporary differences	2	2

	5	2

Provision for (recovery of) income taxes	12	(6)

In 2013, the income tax provision was mainly impacted by the weighted average of taxable income in each jurisdiction. The tax provisions for the foreign exchange gain or loss on long-term debt and related financial instruments, and our share of results of our Canadian associates and joint ventures are calculated at the rate of capital gain.

25	CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

As for our United States-based joint ventures and associates, which are mostly composed of the Greenpac mill, our share of results is taxed based on the statutory tax rate. Moreover, as Greenpac is a Limited Liability Company (LLC), partners agreed to account for it as a disregarded entity. As such, income taxes at the United States statutory tax rate are fully integrated into each partner’s consolidated income tax provision based on its respective share in the LLC, and no income tax provision is included in Greenpac net earnings.

The effective tax rate and current income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, notably the United States, France and Italy, where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 39%. In fact, the weighted-average applicable tax rate was 29.8% in 2013.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

The share of results of associates and joint ventures is partly represented by our 34.85% interest in Boralex Inc. (“Boralex”), a Canadian public corporation that is a major electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in the north-eastern United States, Canada and France. We are also recording our share (59.7%) of the results of the Greenpac mill, which started up its new production facility in July 2013. Prior to the start-up, the project incurred some costs that were not capitalized.

No provision for income taxes is included in our Greenpac share of results (see ‘‘Provision for income taxes’’ for more details).

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES

Continuing operating activities generated $232 million in operating cash flow in 2013, compared to $203 million in 2012. Changes in non-cash working capital components generated $6 million in liquidity in 2013, compared to $42 million in 2012. The first and second quarters of the year normally require cash for working capital purposes, due to seasonal variations. During the first quarter of the year, we always notice an increase in prepaid expenses and payment of year-end volume rebates. Moreover, inventory build-up normally takes place during the first half of the year for the forthcoming summer. Recent price and volume increases, combined with a higher level of our raw materials inventory, also led to cash flow requirements during the first six months of the year. During the second half of 2013, the working capital decreased due to improved collection of accounts receivable. The Corporation is monitoring its working capital requirements and implementing measures to reduce its capital needs. On a yearly basis, our average working capital of the last twelve months as a percentage of sales improved from 14.4% to 12.9%, representing an improvement of $55 million in the working capital requirement during the year.

Cash flow from continuing operating activities, excluding the change in non-cash working capital components, stood at $226 million in 2013, compared to $161 million in the same period of 2012. This cash flow measurement is significant, since it positions the Corporation to pursue its capital expenditures program and reduce its indebtedness.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Investment activities in 2013 required total cash resources of $181 million for capital expenditures totaling $136 million, net of disposals of $12 million and other assets and investments in associates and joint ventures for an amount of $45 million.

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	26

PURCHASES OF PROPERTY, PLANT AND EQUIPMENT

Capital expenditure projects paid for in 2013 amounted to $148 million. New capital expenditure projects in 2013 amounted to $157 million. The remaining amounts are related to the variation of purchases of property, plant and equipment included in ‘‘Trade and other payables’’ and to capital-lease acquisitions.

New capital expenditure projects by sector were as follows, in 2013 (in M$):

The major capital projects initiated, in progress or completed in 2013 are as follows:

CONTAINERBOARD

•	$3 million to complete investments made in the folding carton and microlithography operations in 2012.

•	$3 million to complete the major investments made in 2012 in the consolidation of the corrugated products sector in Ontario at the Vaughan, St. Mary’s and Etobicoke plants.

TISSUE PAPERS

•	$12 million as part of the project recently announced of $35 million to convert and start up a second paper machine at our Oregon plant.

•	$7 million for a new towel line that will allow us to increase our production capacity in this fast-growing southeastern U.S. market.

CORPORATE

•	$4 million in energy efficiency projects in various plants in order to reduce our ecological footprint and to save on energy costs.

•	$4 million to acquire automotive assets in order to increase our transport capacity for eastern Canada and reduce external freight costs.

Other capital projects initiated, in progress or completed across the Corporation have been paid for in 2013 but are not significant enough to be described.

PROCEEDS ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

In 2013, the $12 million proceeds on disposal of property, plant and equipment were as follows:

•	The Containerboard Group sold some property, plant and equipment assets related to the re-organization announced in 2012 in the corrugated products plants in Ontario for $2 million. It also sold a vacant piece of land in New York City, U.S.A. for $2 million and other property, plant and equipment for $2 million.

•	The Boxboard Europe Group, specifically RdM, sold some equipment coming from a plant that had been closed, for proceeds of $5 million.

•	The Specialty Products Group sold some equipment related to a recycling unit that had been closed, for proceeds of $1 million.

27	CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

INCREASE IN OTHER ASSETS AND INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

In 2013, the Corporation also invested in other assets and made investments in associates and joint ventures for $45 million (2012 - $58 million).

The main investments are as follows:

$14 million (2012 - $29 million of which $9 million is financed through a loan agreement and will be reimbursed over a period of three years) for the modernization of our financial information system to an ERP information technology system.

US$30 million ($32 million) (2012 - US$34 million ($34 million)), for our Greenpac project (see “Significant Facts and Developments’’ section on page 4 for more details) in our Containerboard Group’s segment.

BUSINESS ACQUISITION

2012

$14 million paid for the acquisition of Bird Packaging. The Corporation also assumed $3 million of debt and recorded $8 million of capital-lease obligations following the purchase price allocation (see Note 6 of the consolidated financial statement for more details).

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

In 2013, the Corporation repurchased US$4 million of its 7.25% unsecured senior notes for an amount of US$4 million ($4 million) and US $6 million of its 6.75% unsecured senior notes, for an amount of US$6 million ($6 million). No gain or loss resulted from these transactions.

In 2013, the Corporation also paid US$4 million ($4 million) for the settlement of derivative financial instruments related to its 7.25% unsecured senior notes and US$10 million ($10 million) for the settlement of derivative financial instruments related to its 6.75% unsecured senior notes.

The Corporation also redeemed 69,900 of its common shares on the open market in 2013, pursuant to a normal-course issuer bid, for an amount of $0.3 million.

In 2013, as stated in the ‘‘Significant Facts and Developments’’ section, on page 4, Industria exercised its put option, increasing our ownership of outstanding shares in RdM by 9.07%, for an amount of €14 million ($19 million). Our share in the equity of RdM, as at December 31, 2013, stands at 57.61%. As we have fully consolidated RdM since the second quarter of 2011, the purchase of these shares is considered an acquisition of non-controlling interest and accounted for as an equity transaction.

Including the $15 million in dividends paid out in 2013, financing activities from continuing operations, including debt repayment and the change in our revolving facility, required $49 million in liquidity.

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	28

CONSOLIDATED FINANCIAL POSITION

AS AT DECEMBER 31, 2013, 2012 AND 2011

The Corporation’s financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	2013	2012	2011
Cash and cash equivalents	23	20	12
Working capital [1]	455	455	510
% of sales [2]	12.9%	14.4%	14.8%
Bank loans and advances	56	80	90
Current portion of long-term debt	39	60	49
Long-term debt	1,540	1,415	1,358
Total debt	1,635	1,555	1,497
Equity attributable to Shareholders	1,081	978	1,029
Total equity attributable to Shareholders and debt	2,716	2,533	2,526
Ratio of total debt/total equity attributable to Shareholders and debt	60.2%	61.4%	59.3%

Shareholders’ equity per share (in dollars)	$11.52	$10.42	$10.87

1	Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less Trade and other payables.
2	% of sales = Average LTM working capital/LTM sales.

NET DEBT RECONCILIATION

The variances in the net debt (total debt less cash and cash equivalents) during 2013 are shown below (in M$), with the applicable financial ratios included:

304	OIBD excluding specific items	352
5.0	Net debt/OIBD excluding specific items	4.6

Liquidity available via the Corporation’s credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations and to fulfill its capital expenditure program. Capital expenditure requests for 2014 are initially approved at $160 million. This amount is subject to change, depending on the Corporation’s operating results and on general economic conditions. As at December 31, 2013, the Corporation had $221 million (net of letters of credit in the amount of $45 million, of which $12 million has been canceled, in March 2014) available through its $750 million credit facility. During the second quarter of 2013, Standard & Poor’s, a rating service agency, downgraded the long-term corporate credit rating of the Corporation to ‘‘B+’’ from ‘‘BB-’’ on slower de-leveraging, with a stable outlook.

In 2013, the Corporation issued $23 million in new letters of credit related to the Greenpac project which should decrease on a quarterly basis in 2014.

In 2012, the Corporation amended its revolving credit facility. The changes resulted in future lower financing costs and extended maturity to February 2016. Financial covenants were unchanged.

29	CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

PENSION LIABILITIES

The Corporation’s future employee benefits assets and liabilities amounted to $624 million and $768 million respectively as at December 31, 2013, including an amount of $114 million for post-retirement benefits other than pension plans. These pension plans include an amount of $53 million which does not require any funding by the Corporation until it is paid to the employees. This amount is not expected to increase, as the Corporation is reviewing its benefits program to phase out some of them for the majority of future retirees.

With regards to pension plans, the Corporation’s risk is limited, as only less than 20% of its active employees are subject to a defined benefit pension plan, while the remaining employees are part of the Corporation’s defined contribution plans, such as group RRSPs or 401 (K). Based on their balances as at December 31, 2013, 45% of the Corporation pension plans have been evaluated on December 31, 2012 (55% in 2010). Where applicable, Cascades used the measurement relief allowed by law in order to reduce the impact of its increased current contributions.

Considering the assumptions used and the asset ceiling limit, the deficit status for accounting purposes of its pension plans amounted to $44 million as at December 31, 2013, compared to $138 million in 2012. The 2013 pension plan expense was $20 million and the cash outflow was $27 million. Due to the good investment returns in 2013 and the change in the assumptions, the expense for these pension plans is expected to decrease by $5 million in 2014. As for the cash flow requirement, these pension plans are expected to require a net contribution of approximately $11 million in 2014. Finally, on a consolidated basis, the solvency ratio of the Corporation’s pension plans was 81% as of December 31, 2012 and is expected to increase to slightly above 100% as at December 31, 2013.

COMMENTS ON THE FOURTH QUARTER OF 2013

Sales increased by $54 million, or 6%, to $958 million in the fourth quarter of 2013, compared to $904 million in the same period of 2012, resulting from the decrease of the Canadian dollar of 10% against the Euro and of 6% against the U.S. dollar, and the 2% volume increase in our shipments. Higher average selling price, especially in our containerboard and specialty products segments, also explains the increase.

The Corporation generated an operating income of $45 million in the fourth quarter of 2013, in comparison to an operating loss of $19 million in the same period of last year, an increase of $64 million. Lower energy costs, the positive effects of the Canadian dollar’s depreciation. as explained above, and production efficiencies were the main factors behind the increase. On the other hand, higher raw materials costs, especially in our containerboard sector, partly offset the increase. We also incurred additional costs related to our initiatives of upgrading our information systems and the re-engineering our business processes. On a segmented basis, our containerboard, boxboard Europe and specialty products operations posted better results, while our tissue papers operations results were almost stable. Excluding specific items, the operating income stood at $57 million in the fourth quarter of 2013, compared to $22 million in the same period of 2012.

Our 2013 operating income before depreciation was also impacted by the following items:

•	A $5 million gain resulting from a decrease in our liabilities following a change to our future post-retirement benefits program; and

•	A $6 million gain resulting from energy savings certificates (“white certificates”) awarded at the end of 2013 by the Italian authorities to our European boxboard operations, following an energy efficiency improvement program for the years 2010, 2011 and 2012.

Net earnings excluding specific items amounted to $18 million, or $0.19 per share, in the fourth quarter of 2013, compared to a net loss of $5 million, or $0.06 per share, for the same period last year. Including specific items, net earnings were $6 million, or $0.05, per share compared to a net loss of $32 million, or $0.33 per share, for the same quarter in 2012.

The Corporation incurred some specific items in the fourth quarters of 2013 and 2012 that adversely or positively affected its operating results, which are detailed as follows.

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	30

	For the 3-month period ended December 31,
	2013
(in millions of Canadian dollars)	Container- board	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	28	(10)	4	36	(13)	45
Depreciation and amortization	16	10	6	13	3	48

Operating income (loss) before depreciation and amortization	44	—	10	49	(10)	93
Specific items:
Impairment charges (reversal)	1	17	6	(17)	—	7
Restructuring costs	2	4	—	—	—	6
Unrealized gain on financial instruments	(1)	—	—	—	—	(1)

	2	21	6	(17)	—	12

Operating income (loss) before depreciation and amortization - excluding specific items	46	21	16	32	(10)	105

Operating income (loss) - excluding specific items	30	11	10	19	(13)	57

	For the 3-month period ended December 31,
	2012
(in millions of Canadian dollars)	Container- board	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	(29)	(2)	2	21	(11)	(19)
Depreciation and amortization	28	10	6	11	3	58

Operating income (loss) before depreciation and amortization	(1)	8	8	32	(8)	39
Specific items:
Impairment charges	23	3	—	—	1	27
Restructuring costs	2	1	—	—	—	3
Unrealized loss (gain) on financial instruments	1	(1)	—	(1)	2	1

	26	3	—	(1)	3	31

Operating income (loss) before depreciation and amortization - excluding specific items	25	11	8	31	(5)	70

Accelerated depreciation due to restructuring measures	10	—	—	—	—	10

Operating income (loss) - excluding specific items	7	1	2	20	(8)	22

31	CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

The main variances in sales and operating income (loss) in the fourth quarter of 2013, compared to the same period of 2012, are shown below:

Sales ($M)	Operating income (loss) ($M)

For Notes 1 to 4, see definitions on page 12.

NEAR-TERM OUTLOOK

The second half of 2013 was marked by better business conditions, which led to improved results and allowed us to finish the year on a good note. We are beginning 2014 with a certain seasonal slowdown and we will proceed to some preventive shutdowns if necessary. Despite this, we are confident that we will increase our operating results and margins for a third consecutive year in 2014.

While the outlook is encouraging for most of our sectors, the tissue industry currently faces the short-tern impact of additional capacity. We do not foresee important changes in the cost of recycled fibres and we should feel the impact of the depreciation of the Canadian dollar in 2014.

While facing normal logistical challenges associated with the start-up, the Greenpac paper machine is progressing according to the ramp-up curve, We need to continue to improve the logistical aspect of the operations and we are on the right track to achieve these objectives.

CAPITAL STOCK INFORMATION

As at December 31, 2013, issued and outstanding capital stock consisted of 93,887,849 common shares (93,882,445 as at December 31, 2012), and 6,656,423 stock options were issued and outstanding (6,534,700 as at December 31, 2012). In 2013, 560,391 options were issued, 75,304 options were exercised, 32,063 options were forfeited and 331,301 options expired. As at March 12, 2014, issued and outstanding capital stock consisted of 93,887,849 common shares and 6,656,423 stock options.

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	32

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

The Corporation’s principal contractual obligations and commercial commitments relate to outstanding debt, operating-leases and obligations for its pension and post-employment benefit plans. The following table summarizes these obligations as at December 31, 2013:

CONTRACTUAL OBLIGATIONS

Payment due by period (in millions of Canadian dollars)	TOTAL	LESS THAN A YEAR	BETWEEN 1-2 YEARS	BETWEEN 2-5 YEARS	OVER 5 YEARS
Long-term debt and capital-leases, including capital and interest	1,995	134	132	1,404	325
Operating leases	72	24	16	23	9
Pension plans and other post-employment benefits [1]	2,191	47	51	155	1,938

Total contractual obligations	4,258	205	199	1,582	1,582

[1]	These amounts represent all the benefits payable to current members during the following years and thereafter without limitations. The majority of benefit payments are payable from trustee administered funds. The difference will come from future investment returns expected on plan assets and future contributions that will be made by the Corporation for services rendered after December 31, 2013.

TRANSACTIONS WITH RELATED PARTIES

The Corporation has also entered into various agreements with its joint-venture partners, significantly influenced companies and entities that are affiliated with one or more of its directors, for the supply of raw materials, including recycled paper, virgin pulp and energy as well as the supply of unconverted and converted products, and other agreements entered into in the normal course of business. Aggregate sales by the Corporation to its joint-venture partners and other affiliates totaled $106 million and $99 million for 2013 and 2012 respectively. Aggregate sales to the Corporation from its joint-venture partners and other affiliates came to $114 million and $76 million for 2013 and 2012 respectively.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and disclosure of contingencies at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. On a regular basis and with the information available, Management reviews its estimates, including those related to environmental costs, employee future benefits, collectability of accounts receivable, financial instruments, contingencies, income taxes, useful life and residual value of property, plant and equipment and impairment of property, plant and equipment and intangible assets. Actual results could differ from those estimates. When adjustments become necessary, they are reported in earnings in the period in which they occur.

A. IMPAIRMENT OF LONG-LIVED ASSETS, INTANGIBLE ASSETS AND GOODWILL

In determining the recoverable amount of an asset or a CGU, the Corporation uses several key assumptions, based on external information on the industry when available, and including production levels, selling prices, volume, raw materials costs, foreign exchange rates, growth rates, discounting rates and capital spending.

The Corporation believes such assumptions to be reasonable. These assumptions involve a high degree of judgment and complexity and reflect Management’s best estimates based on available information at the assessment date. In addition, products are commodity products; therefore, pricing is inherently volatile and often follows a cyclical pattern.

33	CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

DESCRIPTION OF SIGNIFICANT IMPAIRMENT TESTING ASSUMPTIONS

GROWTH RATES

The assumptions used were based on the Corporation’s internal budget. Revenues, operating margins and cash flows were projected for a period of five years, and a perpetual long-term growth rate was applied thereafter. In arriving at its forecasts, the Corporation considered past experience, economic trends such as gross domestic product growth and inflation, as well as industry and market trends.

DISCOUNT RATES

The Corporation assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represents a weighted average cost of capital (“WACC”) for comparable companies operating in similar industries of the applicable CGU, group of CGUs or reportable segment, based on publicly available information.

FOREIGN EXCHANGE RATES

Foreign exchange rates are determined using the financial institutions’ average forecast for the first two years of forecasting. For the three following years, the Corporation uses the last five years’ historical average of the foreign exchange rate.

Considering the sensitivity of the key assumptions used, there is measurement uncertainty since adverse changes in one or a combination of the Corporation’s key assumptions could cause a significant change in the carrying amounts of these assets.

B. INCOME TAXES

The Corporation is required to estimate the income taxes in each jurisdiction in which it operates. This includes estimating a value for existing tax losses based on the Corporation’s assessment of its ability to use them against future taxable income before they expire. If the Corporation’s assessment of its ability to use the tax losses proves inaccurate in the future, more or less of the tax losses might be recognized as assets, which would increase or decrease the income tax expense and, consequently, affect the Corporation’s results in the relevant year.

C. EMPLOYEE BENEFITS

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on years of service and Management’s best estimate of expected plan investment performance, salary escalations, retirement ages of employees and expected healthcare costs. The accrued benefit obligation is evaluated using the market interest rate at the evaluation date. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. All assumptions are reviewed annually.

CRITICAL JUDGMENTS IN APPLYING THE CORPORATION’S ACCOUNTING POLICIES

SUBSIDIARIES AND EQUITY ACCOUNTED INVESTMENTS

Significant judgment is applied in assessing whether certain investment structures result in control, joint control or significant influence over the operations of the investment. Management’s assessment of control, joint control or significant influence over an investment will determine the accounting treatment for the investment. The Corporation has a 59.7% interest in an associate (“Greenpac”). Because the Corporation does not have the power over relevant activities of Greenpac, it is accounted for as an associate.

CHANGE IN ACCOUNTING POLICY AND DISCLOSURES

A) NEW IFRS ADOPTED

IFRS 10 — CONSOLIDATION

IFRS 10 requires an entity to consolidate an investee when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation - Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The Corporation evaluated this standard and there is no impact on the consolidated financial statements.

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IFRS 11 — JOINT ARRANGEMENTS

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice of proportionately consolidating or equity accounting for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. The Corporation evaluated this standard and there is no impact on the consolidated financial statements.

IFRS 12 — DISCLOSURE OR INTERESTS IN OTHER ENTITIES

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The Corporation evaluated this standard and it resulted in no impact on the consolidated financial statements. However, more information is required in the Notes to the financial statements.

IFRS 13 — FAIR VALUE MEASUREMENT

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The Corporation evaluated this standard and there is no impact on the consolidated financial statements.

IAS 19 — EMPLOYEE BENEFITS

IAS 19 has been amended and includes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits and enhances the disclosure of all employee benefits. The amended standard requires immediate recognition of actuarial gains and losses in the statement of other comprehensive income as they arise, without subsequent recycling to net income. Past service costs (which now include curtailment gains and losses) are no longer recognized over a service period but are instead recognized immediately in the period of a plan amendment. Pension benefit costs are split between: (i) the cost of benefits accrued in the current period (service costs) and benefit changes (past service costs, settlements and curtailments); and (ii) finance expense or income. The finance expense or income component is calculated based on the net defined benefit asset or liability. A number of other amendments have been made to recognition, measurement and classification including redefining short-term and other long-term benefits, guidance on the treatment of taxes related to benefit plans, guidance on the risk/cost sharing feature, and expanded disclosures. The impact of this standard on the interest expense on employee future benefits for the year ended December 31, 2012, is $15 million ($11 million, or $0.11 per basic and diluted common share, after related income tax). Other comprehensive income increased by $11 million (net of income tax of $4 million) for the year ended December 31, 2012. There is no impact on the employee benefit asset and liability and deferred income tax asset and liability.

IAS 1 — PRESENTATION OF FINANCIAL STATEMENTS

IAS 1 has been amended to require entities to separate items presented in the statement of other comprehensive income into two groups based on whether or not items may be recycled in the future. Entities that choose to present other comprehensive income items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Corporation evaluated this standard and there is no financial impact although it results in a different presentation of the consolidated statement of comprehensive income.

AMENDMENTS TO OTHER STANDARDS

In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements, and IAS 28, Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13. The Corporation evaluated these changes and there is no impact on the consolidated financial statements.

B) RECENT IFRS PRONOUNCEMENTS NOT YET ADOPTED

IFRS 9 — FINANCIAL INSTRUMENTS

IFRS 9 was issued in November 2009 and contains requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models for debt instruments in IAS 39, Financial Instruments: Recognition and Measurement, with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are recognized either at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through

35	CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

other comprehensive income, dividends are recognized in profit or loss insofar as they do not clearly represent a return on investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010, and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in the statement of other comprehensive income.

IFRS 9 was amended in November 2013, to (i) include guidance on hedge accounting, (ii) allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in an entity’s own credit risk, from financial liabilities designated under the fair value option, in OCI, without having to adopt the remainder of IFRS 9, and to (iii) remove the previous mandatory effective date for adoption of January 1, 2015, although the standard is available for early adoption.

IFRS 7 — FINANCIAL INSTRUMENTS DISCLOSURES

IFRS 7 requires disclosure of both gross and net information about financial instruments eligible for offset in the balance sheet and financial instruments subject to master netting arrangements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, Financial Instruments: Presentation to clarify the existing requirements for offsetting financial instruments in the balance sheet. The amendments to IAS 32 are effective as of January 1, 2014. The Corporation is evaluating this standard and no significant impact on the consolidated financial statements is expected.

IAS 36 — IMPAIRMENT OF NON-FINANCIAL ASSETS

In May 2013, the IASB amended IAS 36, Impairment of assets regarding disclosures for non-financial assets. This amendment removed certain disclosures related to the recoverable amount of CGUs which had been included in IAS 36 by the issue of IFRS 13. The amendment is not mandatory until January 1st, 2014, however; the Corporation has decided to early adopt the amendment as of December 31, 2013.

CONTROLS AND PROCEDURES

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation’s President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICOFR) as defined in National Instrument 52-109: “Certification of Disclosure in Issuer’s Annual and Interim Filings” in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that material information relating to the Corporation is made known to the President and Chief Executive Officer, and the Vice-President and Chief Financial Officer by others, and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have concluded, based on their evaluation, that the Corporation’s DC&P were effective as at December 31, 2013 for providing reasonable assurance that material information related to the issuer, is made known to them by others within the Corporation.

The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have assessed the effectiveness of the ICOFR as at December 31, 2013, based on the framework established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (version 1992). Based on this assessment, they have concluded that the Corporation’s ICOFR were effective as at December 31, 2013 and expect to certify the Corporation’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F, as required by the United States Sarbanes-Oxley Act.

During the quarter ended December 31, 2013, there were no changes to the Corporation’s ICOFR that have materially affected, or are reasonably likely to materially affect, its ICOFR.

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RISK FACTORS

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact the Corporation’s financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities, and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes. The following is a discussion of key areas of business risks and uncertainties that we have identified, and our mitigating strategies. The risk areas below are listed in no particular order, as risks are evaluated based on both severity and probability. Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.

a)	The markets for some of the Corporation’s products tend to be cyclical in nature and prices for some of its products, as well as raw materials and energy costs, may fluctuate significantly, which can adversely affect its business, operating results, profitability and financial position.

The markets for some of the Corporation’s products, particularly containerboard and boxboard, are highly cyclical. As a result, prices for these types of products and for its two principal raw materials, recycled paper and virgin fibre, have fluctuated significantly in the past and will likely continue to fluctuate significantly in the future, principally due to market imbalances between supply and demand. Demand is heavily influenced by the strength of the global economy and the countries or regions in which Cascades does business, particularly Canada and the United States, the Corporation’s two primary markets. Demand is also influenced by fluctuations in inventory levels held by customers and consumer preferences. Supply depends primarily on industry capacity and capacity utilization rates. In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand, which can potentially cause downward price pressure. Industry participants may also, at times, add new capacity or increase capacity utilization rates, potentially causing supply to exceed demand and exerting downward price pressure. Depending on market conditions and related demand, Cascades may have to take market-related downtime. In addition, the Corporation may not be able to maintain current prices or implement additional price increases in the future. If Cascades is not able to do so, its revenues, profitability and cash flows could be adversely affected. In addition, other participants may introduce new capacity or increase capacity utilization rates, which could also adversely affect the Corporation’s business, operating results and financial position. Prices for recycled and virgin fibre also fluctuate considerably. The costs of these materials present a potential risk to the Corporation’s profit margins, in the event that it is unable to pass along price increases to its customers on a timely basis. Although changes in the price of recycled fibre generally correlate with changes in the price of products made from recycled paper, this may not always be the case. If Cascades wasn’t able to implement increases in the selling prices for its products to compensate for increases in the price of recycled or virgin fibre, the Corporation’s profitability and cash flows would be adversely affected. In addition, Cascades uses energy, mainly natural gas and fuel oil, to generate steam, which it then uses in the production process and to operate machinery. Energy prices, particularly for natural gas and fuel oil, have continued to remain very volatile. Cascades continues to evaluate its energy costs and consider ways to factor energy costs into its pricing. However, if energy prices were to increase, the Corporation’s production costs, competitive position and operating results would be adversely affected. A substantial increase in energy costs would adversely affect the Corporation’s operating results and could have broader market implications that could further adversely affect the Corporation’s business or financial results.

To mitigate price risk, our strategies include the use of various derivative financial instrument transactions, whereby it sets the price for notional quantities of old corrugated containers, electricity and natural gas.

Additional information on our North American raw materials, electricity and natural gas hedging programs as at December 31, 2013, is set out below:

NORTH AMERICAN FINISHED PRODUCTS AND RAW MATERIALS HEDGING

	OLD CORRUGATED CONTAINERS	SORTED OFFICE PAPERS
Quantity hedged (in s.t.)	10,200	12,000
% of annual consumption hedged	1%	2%
Average prices (in US$, per s.t.)	$131	$117
Fair value as at December 31, 2013 (in millions of CAN$) [1]	$(0.2)	—

1	Based on various indices.

37	CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

NORTH AMERICAN ELECTRICITY HEDGING

	UNITED STATES	CANADA
Electricity consumption	28%	72%
Electricity consumption in a regulated market	50%	75%
% of consumption hedged in a de-regulated market (2014)	21%	47%
Average prices (2014 - 2017) (in US$, per KWh)	$0.041	$0.027
Fair value as at December 31, 2013 (in millions of CAN$)	$0.4	$(0.1)

NORTH AMERICAN NATURAL GAS HEDGING

	UNITED STATES	CANADA
Natural gas consumption	35%	65%
% of consumption hedged (2014)	56%	59%
Average prices (2014 - 2017) (in US$, per mmBTU) (in CAN$, per GJ)	$5.07	$4.71
Fair value as at December 31, 2013 (in millions of CAN$)	$(5.2)	$(12.7)

b)	Cascades faces significant competition and some of its competitors may have greater cost advantages or be able to achieve greater economies of scale, or be able to better withstand periods of declining prices and adverse operating conditions, which could negatively affect the Corporation’s market share and profitability.

The markets for the Corporation’s products are highly competitive. In some of the markets in which Cascades competes, particularly in tissue and boxboard, it competes with a small number of other producers. In some businesses, such as the containerboard industry, competition tends to be global. In others, such as the tissue industry, competition tends to be regional. In the Corporation’s packaging products segment, it also faces competition from alternative packaging materials, such as vinyl, plastic and styrofoam, which can lead to excess capacity, decreased demand and pricing pressures. Competition in the Corporation’s markets is primarily based on price as well as customer service and the quality, breadth and performance characteristics of its products. The Corporation’s ability to compete successfully depends on a variety of factors, including:

•	its ability to maintain high plant efficiencies, operating rates and lower manufacturing costs

•	the availability, quality and cost of raw materials, particularly recycled and virgin fibre, and labour, and

•	the cost of energy.

Some of the Corporation’s competitors may, at times, have lower fibre, energy and labour costs, and less restrictive environmental and governmental regulations to comply with than Cascades does. For example, fully integrated manufacturers, which are those whose requirements for pulp or other fibre are met fully from their internal sources, may have some competitive advantages over manufacturers that are not fully integrated, such as Cascades, in periods of relatively high raw materials pricing, in that the former are able to ensure a steady source of these raw materials at costs that may be lower than prices in the prevailing market. In contrast, competitors that are less integrated than Cascades may have cost advantages in periods of relatively low pulp or fibre prices because they may be able to purchase pulp or fibre at prices lower than the costs the Corporation incurs in the production process. Other competitors may be larger in size or scope than Cascades is, which may allow them to achieve greater economies of scale on a global basis or to better withstand periods of declining prices and adverse operating conditions. In addition, there has been an increasing trend among the Corporation’s customers towards consolidation. With fewer customers in the market for the Corporation’s products, the strength of its negotiating position with these customers could be weakened, which could have an adverse effect on its pricing, margins and profitability.

To mitigate competition risk, Cascades’ targets are to offer quality products that meet customers’ needs at competitive prices and to provide good customer service.

c)	Because of the Corporation’s international operations, it faces political, social and exchange rate risks that can negatively affect its business, operating results, profitability and financial condition.

Cascades has customers and operations located outside Canada. In 2013, sales outside Canada represented approximately 62% of the Corporation’s consolidated sales, including 38% in the United States. In 2013, 32% of sales from Canadian operations were made to the United States.

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The Corporation’s international operations present it with a number of risks and challenges, including:

•	the effective marketing of its products in other countries

•	tariffs and other trade barriers, and

•	different regulatory schemes and political environments applicable to the Corporation’s operations, in areas such as environmental and health and safety compliance.

In addition, the Corporation’s consolidated financial statements are reported in Canadian dollars, while a portion of its sales is made in other currencies, primarily the U.S. dollar and the Euro. The appreciation of the Canadian dollar against the U.S. dollar over the last few years has adversely affected the Corporation’s reported operating results and financial condition. This had a direct impact on export prices and also contributed to reducing Canadian dollar prices in Canada, because several of the Corporation’s product lines are priced in U.S. dollars. However, a substantial portion of the Corporation’s debt is also denominated in currencies other than the Canadian dollar. The Corporation has senior notes outstanding and also some borrowings under its credit facility that are denominated in U.S. dollars and in Euros, in the amounts of US$760 million and €175 million respectively as at December 31, 2013.

Moreover, in some cases, the currency of the Corporation’s sales does not match the currency in which it incurs costs, which can negatively affect the Corporation’s profitability. Fluctuations in exchange rates can also affect the relative competitive position of a particular facility, where the facility faces competition from non-local producers, as well as the Corporation’s ability to successfully market its products in export markets. As a result, if the Canadian dollar were to remain permanently strong compared to the U.S. dollar and the Euro, it could affect the profitability of the Corporation’s facilities, which could lead Cascades to shut down facilities either temporarily or permanently, all of which could adversely affect its business or financial results. To mitigate the risk of currency rises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations, which are partially covered by purchases and debt, Management has implemented a policy for managing foreign exchange risk against the relevant functional currency.

The Corporation uses various foreign exchange forward contracts and related currency option instruments to anticipate sales net of purchases, interest expenses and debt repayment. Gains or losses from the derivative financial instruments designated as hedges are recorded under “Other comprehensive income (loss)” and are reclassified under earnings in accordance with the hedge items.

Additional information on our North American foreign exchange hedging program is set out below:

NORTH AMERICAN FOREIGN EXCHANGE HEDGING 1

Sell contracts and currency options on net exposure to $US:	2014	2015
Total amount (in millions of $US)	$35	$25
Estimated % of sales, net of expenses from Canadian operations	12%	12%
Average rate ($US/$CAN)	0.9590	0.9696
Fair value as at December 31, 2013 (in millions of $CAN)	—	$(1)

1	See Note 27 of the audited consolidated financial statements for more details on derivatives.

d)	The Corporation’s operations are subject to comprehensive environmental regulations and involve expenditures that may be material in relation to its operating cash flow.

The Corporation is subject to environmental laws and regulations imposed by the various governments and regulatory authorities in all countries in which it operates. These environmental laws and regulations impose stringent standards on the Corporation regarding, among other things:

•	air emissions

•	water discharges

•	use and handling of hazardous materials

•	use, handling and disposal of waste, and

•	remediation of environmental contamination.

The Corporation is also subject to the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) as well as to other applicable legislation in the United States, Canada and Europe that holds companies accountable for the investigation and remediation of hazardous substances. The Corporation’s European subsidiaries are also subject to the Kyoto Protocol, aimed at reducing worldwide CO2 emissions. Each unit has been allocated emission rights (“CO2 quota”). On a calendar-year basis, the Corporation must buy the necessary credits to cover its deficit, on the open market, if its emissions are higher than quota.

The Corporation’s failure to comply with applicable environmental laws, regulations or permit requirements may result in civil or criminal fines, penalties or enforcement actions. These may include regulatory or judicial orders enjoining or curtailing operations, or requiring corrective

39	CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

measures, the installation of pollution control equipment or remedial actions, any of which could entail significant expenditures. It is difficult to predict the future development of such laws and regulations, or their impact on future earnings and operations, but these laws and regulations may require capital expenditures to ensure compliance. In addition, amendments to, or more stringent implementation of, current laws and regulations governing the Corporation’s operations could have a material adverse effect on its business, operating results or financial position. Furthermore, although Cascades generally tries to plan for capital expenditures relating to environmental and health and safety compliance on an annual basis, actual capital expenditures may exceed those estimates. In such an event, Cascades may be forced to curtail other capital expenditures or other activities. In addition, the enforcement of existing environmental laws and regulations has become increasingly strict. The Corporation may discover currently unknown environmental problems or conditions in relation to its past or present operations, or may face unforeseen environmental liabilities in the future. These conditions and liabilities may:

•	require site remediation or other costs to maintain compliance or correct violations of environmental laws and regulations, or

•	result in governmental or private claims for damage to person, property or the environment.

Either of these could have a material adverse effect on the Corporation’s financial condition or operating results.

Cascades may be subject to strict liability and, under specific circumstances, joint and several (solidary) liability for the investigation and remediation of soil, surface and groundwater contamination, including contamination caused by other parties, on properties that it owns or operates, and on properties where the Corporation or its predecessors have arranged for the disposal of regulated materials. As a result, the Corporation is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. The Corporation may become involved in additional proceedings in the future, the total amount of future costs and other environmental liabilities of which could be material.

To date, the Corporation is in compliance, in all material respects, with all applicable environmental legislation or regulations. However, we expect to incur ongoing capital and operating expenses in order to achieve and maintain compliance with applicable environmental requirements.

EMISSIONS MARKET

The Corporation is exposed to the emissions trading market and has to hold carbon credits equivalent to its emissions. Depending on circumstances, the Corporation may have to buy credits on the market or could sell some in the future. These transactions would have no significant effect on the financial position of the Corporation and it is not anticipated that it will change in the future.

e)	Cascades may be subject to losses that might not be covered in whole or in part by its insurance coverage.

Cascades carries comprehensive liability, fire and extended coverage insurance on most of its facilities, with policy specifications and insured limits customarily carried in its industry for similar properties. The cost of the Corporation’s insurance policies has increased over the past few years. In addition, some types of losses, such as losses resulting from wars, acts of terrorism or natural disasters, are generally not insured because they are either uninsurable or not economically practical. Moreover, insurers have recently become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, Cascades could lose capital invested in that property, as well as the anticipated future revenues derived from the manufacturing activities conducted on that property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any such loss could adversely affect its business, operating results or financial condition.

To mitigate the risk subject to insurance coverage, the Corporation reviews its strategy annually with the Board of Directors and is seeking different alternatives to achieve more efficient forms of insurance coverage, at the lowest costs possible.

f)	Labour disputes could have a material adverse effect on the Corporation’s cost structure and ability to run its mills and plants.

As at December 31, 2013, the Corporation had approximately 12,200 employees, of whom approximately 10,200 were employees of its Canadian and United States operations. Approximately 41% of the Corporation’s employees are unionized under 40 separate collective bargaining agreements. In addition, in Europe, some of the Corporation’s operations are subject to national industry collective bargaining agreements that are renewed on an annual basis. The Corporation’s inability to negotiate acceptable contracts with these unions upon expiration of an existing contract could result in strikes or work stoppages by the affected workers, and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or another form of work stoppage, Cascades could experience a significant disruption in operations or higher labour costs, which could have a material adverse effect on its business, financial condition, operating results and cash flow. Of the Corporation’s 40 collective bargaining agreements in North America, 13 will expire in 2014 and 10 more in 2015.

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The Corporation generally begins the negotiation process several months before agreements are due to expire and is currently in the process of negotiating with the unions where the agreements have expired or will soon expire. However, Cascades may not be successful in negotiating new agreements on satisfactory terms, if at all.

g)	Cascades may make investments in entities that it does not control and may not receive dividends or returns from those investments in a timely fashion or at all.

Cascades has established joint ventures, made minority interest investments and acquired significant participations in subsidiaries in order to increase its vertical integration, enhance customer service and increase efficiencies in its marketing and distribution in the United States and other markets. The Corporation’s principal joint ventures, minority investments and significant participations in subsidiaries are:

•	three 50%-owned joint ventures with Sonoco Products Corporation, of which two are in Canada and one in the United States, that produce specialty paper packaging products such as headers, rolls and wrappers

•	a 73%-owned subsidiary, Cascades Recovery Inc., a Canadian operator of wastepaper recovery and recycling operations

•	a 34.85% interest in Boralex Inc., a Canadian public corporation and a major electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in Canada, the northeastern United States and France

•	a 57.61%-owned subsidiary, RdM, a European manufacturer of recycled boxboard, and

•	a 59.7% interest in Greenpac Mill LLC, an American corporation that manufactures a light-weight linerboard made with 100% recycled fibres. The production began in July 2013.

Apart from Cascades Recovery and RdM, Cascades does not have effective control over these entities. The Corporation’s inability to control entities in which it invests may affect its ability to receive distributions from those entities or to fully implement its business plan. The incurrence of debt or entrance into other agreements by an entity not under the Corporation’s control may result in restrictions or prohibitions on that entity’s ability to pay distributions to the Corporation. Even where these entities are not restricted by contract or by law from paying dividends or making distributions to Cascades, the Corporation may not be able to influence the payout or timing of these dividends or distributions. In addition, if any of the other investors in a non-controlled entity fails to observe its commitments, the entity may not be able to operate according to its business plan or Cascades may be required to increase its level of commitment. If any of these events were to transpire, the Corporation’s business, operating results, financial condition and ability to make payments on the notes could be adversely affected.

In addition, the Corporation has entered into various shareholder agreements relating to its joint ventures and equity investments. Some of these agreements contain “shotgun” provisions, which provide that if one Shareholder offers to buy all the shares owned by the other parties to the agreement, the other parties must either accept the offer or purchase all the shares owned by the offering Shareholder at the same price and conditions. Some of the agreements also provide that in the event that a Shareholder is subject to bankruptcy proceedings or otherwise defaults on any indebtedness, the non-defaulting parties to that agreement are entitled to invoke the ‘‘shotgun’’ provision or sell their shares to a third party. The Corporation’s ability to purchase the other Shareholders’ interests in these joint ventures if they were to exercise these ‘‘shotgun’’ provisions could be limited by the covenants in the Corporation’s credit facility and the indenture. In addition, Cascades may not have sufficient funds to accept the offer or the ability to raise adequate financing should the need arise, which could result in the Corporation having to sell its interests in these entities or otherwise alter its business plan.

On September 13, 2007, we entered into a Combination Agreement with RdM, a publicly traded Italian corporation that is the second-largest recycled boxboard producer in Europe. The Combination Agreement was amended on June 12, 2009. It provided, among other things, that RdM and Cascades were granted an irrevocable call option or put option, respectively, to purchase two European virgin boxboard mills of Cascades (the “Virgin Assets”). RdM may exercise its call option 120 days after delivery of Virgin Assets financials for the year ended December 31, 2011, by Cascades to RdM. This option was not exercised by RdM and has expired. Cascades had the possibility to exercise its put option 120 days after delivery of Virgin Assets Financials for the year ended December 31, 2012, by Cascades to RdM. The call option price shall be equal to 6.5 times the 2011 audited EBITDA of the Virgin Assets as per the Virgin Assets financials at December 31, 2011. The put option price shall be equal to 6 times the 2012 audited EBITDA of the Virgin Assets as per the Virgin Assets financials for the year ended December 31, 2012. Cascades Europe was also granted the right to require that all of the call option price or put option price, as the case may be, be paid in newly issued ordinary shares of RdM. In 2013, neither RdM nor Cascades exercised its call or put option to purchase the two European virgin boxboard mills of Cascades. These options are no longer outstanding.

In 2010, the Corporation entered into a put and call agreement with Industria E Innovazione (“Industria”) whereby Cascades had the option of buying 9.07% of the shares of RdM (100% of the shares held by Industria) for €0.43 per share between March 1, 2011 and December 31, 2012. Industria also has the option of requiring the Corporation to purchase its shares for €0.41 per share between January 1, 2013 and March 31, 2014. Industria did raise the put option in the second quarter of 2013, resulting in a cash payment for the Corporation of €14 million ($19 million).

41	CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

h)	Acquisitions have been, and are expected to continue to be, a substantial part of the Corporation’s growth strategy, which could expose the Corporation to difficulties in integrating the acquired operation, diversion of management time and resources, and unforeseen liabilities, among other business risks.

Acquisitions have been a significant part of the Corporation’s growth strategy. Cascades expects to continue to selectively seek strategic acquisitions in the future. The Corporation’s ability to consummate and to effectively integrate any future acquisitions on terms that are favourable to it may be limited by the number of attractive acquisition targets, internal demands on its resources and, to the extent necessary, its ability to obtain financing on satisfactory terms, if at all. Acquisitions may expose the Corporation to additional risks, including:

•	difficulty in integrating and managing newly acquired operations, and in improving their operating efficiency

•	difficulty in maintaining uniform standards, controls, procedures and policies across all of the Corporation’s businesses

•	entry into markets in which Cascades has little or no direct prior experience

•	the Corporation’s ability to retain key employees of the acquired Corporation

•	disruptions to the Corporation’s ongoing business, and

•	diversion of management time and resources.

In addition, future acquisitions could result in Cascades’ incurring additional debt to finance the acquisition or possibly assuming additional debt as part of it, as well as costs, contingent liabilities and amortization expenses. The Corporation may also incur costs and divert Management attention for potential acquisitions that are never consummated. For acquisitions Cascades does consummate, expected synergies may not materialize. The Corporation’s failure to effectively address any of these issues could adversely affect its operating results, financial condition and ability to service debt, including its outstanding senior notes.

Although Cascades generally performs a due diligence investigation of the businesses or assets that it acquires, and anticipates continuing to do so for future acquisitions, the acquired business or assets may have liabilities that Cascades fails or is unable to uncover during its due diligence investigation and for which the Corporation, as a successor owner, may be responsible. When feasible, the Corporation seeks to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, or the financial resources of the indemnitor or warrantor, or for other reasons.

i)	The Corporation undertakes impairment tests, which could result in a write-down of the value of assets and, as a result, have a material adverse effect.

IFRS requires that Cascades regularly undertake impairment tests of long-lived assets and goodwill to determine whether a write-down of such assets is required. A write-down of asset value as a result of impairment tests would result in a non-cash charge that reduces the Corporation’s reported earnings. Furthermore, a reduction in the Corporation’s asset value could have a material adverse effect on the Corporation’s compliance with total debt to capitalization tests under its current credit facilities and, as a result, limit its ability to access further debt capital.

j)	Certain Cascades insiders collectively own a substantial percentage of the Corporation’s common shares.

Messrs. Bernard, Laurent and Alain Lemaire (“the Lemaires”) collectively own 32.6% of the common shares as at December 31, 2013, and there may be situations in which their interests and the interests of other holders of common shares will not be aligned. Because the Corporation’s remaining common shares are widely held, the Lemaires may be effectively able to:

•	elect all of the Corporation’s directors and, as a result, control matters requiring Board approval

•	control matters submitted to a Shareholder vote, including mergers, acquisitions and consolidations with third parties, and the sale of all or substantially all of the Corporation’s assets, and

•	otherwise control or influence the Corporation’s business direction and policies.

In addition, the Lemaires may have interests in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance the value of their equity investment, even though the transactions might involve increased risk to the holders of the common shares.

k) If Cascades is not successful in retaining or replacing its key personnel, particularly if the Lemaires do not stay active in the Corporation’s business, its business, financial condition or operating results could be adversely affected.

The Lemaires are key to the Corporation’s management and direction. Although Cascades believes that the Lemaires will remain active in the business and that Cascades will continue to be able to attract and retain other talented personnel, and replace key personnel should the

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	42

need arise, competition in recruiting replacement personnel could be significant. On May 9, 2013, Mr. Mario Plourde was appointed as the new President and Chief Executive Officer (“CEO”) of the Corporation, following a two-year transition as Chief Operating Officer. Mr. Plourde has more than 27 years of seniority within the Corporation. Cascades does not carry key man insurance on the Lemaires or on any other members of its senior management.

l)	Risks relating to the Corporation’s indebtedness and liquidity.

The significant amount of the Corporation’s debt could adversely affect its financial health and prevent it from fulfilling its obligations under its outstanding indebtedness. The Corporation has a significant amount of debt. As of December 31, 2013, it had $1,635 million in outstanding debt on a consolidated basis, including capital-lease obligations. The Corporation also had $221 million available under its revolving credit facility. On the same basis, its consolidated ratio of total debt to capitalization as of December 31, 2013 was 60.2%. The Corporation’s actual financing expense, including interest on employees’ future benefits was $115 million for 2013. Cascades also has significant obligations under operating leases, as described in its audited consolidated financial statements that are incorporated by reference herein.

During the second quarter of 2013, Standard & Poor’s, a rating service agency, downgraded the long-term corporate credit rating of the Corporation to ‘‘B+’’ from ‘‘BB-’’ on slower deleveraging, with a stable outlook. This has caused an increase, of 37.5 basis points, to the interest rate on our revolving credit facility in the second half of 2013.

On September 4, 2012, the Corporation announced that it had entered into an agreement with its banking syndicate to extend an to extend and amend certain conditions of its existing $750 million revolving credit facility. The amendment provides that the term of the facility was extended by one year, to February 2016, and that the applicable pricing grid was adjusted to better reflect market conditions. The other existing financial conditions remained unchanged.

In 2009, the Corporation refinanced a portion of its long-term debt to extend its maturity profile from 2013 to 2016, 2017 and 2020.

The Corporation has outstanding senior notes rated by Moody’s Investor Service (“Moody’s”) and Standard & Poor’s (“S&P”).

The following table reflects the Corporation’s secured debt rating/corporate rating/unsecured debt rating as at the date on which this MD&A was approved by the Board of Directors, and the evolution of these ratings compared to past years:

Credit Rating (outlook)	MOODY’S	STANDARD & POOR’S
2004	Ba1/Ba2/Ba3 (stable)	BBB-/BB+/BB+ (negative)
2005 - 2006	Ba1/Ba2/Ba3 (stable)	BB+/BB/BB- (negative)
2007	Baa3/Ba2/Ba3 (stable)	BBB-/BB/BB- (stable)
2008	Baa3/Ba2/Ba3 (negative)	BB+/BB-/B+ (negative)
2009 - 2010	Baa3/Ba2/Ba3 (stable)	BB+/BB-/B+ (stable)
2011	Baa3/Ba2/Ba3 (stable)	BB+/BB-/B+ (positive)
2012	Baa3/Ba2/Ba3 (stable)	BB+/BB-/B+ (negative)

2013	Baa3/Ba2/Ba3 (stable)	BB/B+/B (stable)

This facility is in place with a core group of highly rated international banks. The Corporation may decide to enter into certain derivative instruments to reduce interest rates and foreign exchange exposure.

The Corporation’s leverage could have major consequences for holders of its common shares. For example, it could:

•	make it more difficult for the Corporation to satisfy its obligations with respect to its indebtedness

•	increase the Corporation’s vulnerability to competitive pressures and to general adverse economic or market conditions and require it to dedicate a substantial portion of its cash flow from operations to servicing debt, reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes

•	limit its flexibility in planning for, or reacting to, changes in its business and industry, and

•	limit its ability to obtain additional sources of financing.

Cascades may incur additional debt in the future, which would intensify the risks it now faces as a result of its leverage as described above. Even though we are substantially leveraged, we and our subsidiaries will be able to incur substantial additional indebtedness in the future. Although our credit facility and the indentures governing the notes restrict us and our restricted subsidiaries from incurring additional debt, these restrictions are subject to important exceptions and qualifications. If we or our subsidiaries incur additional debt, the risks that we and they now face as a result of our leverage could intensify.

43	CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

The Corporation’s operations are substantially restricted by the terms of its debt, which could limit its ability to plan for or react to market conditions, or to meet its capital needs. The Corporation’s credit facilities and the indenture governing its senior notes include a number of significant restrictive covenants. These covenants restrict, among other things, the Corporation’s ability to:

•	borrow money

•	pay dividends on stock or redeem stock or subordinated debt

•	make investments

•	sell capital stock in subsidiaries

•	guarantee other indebtedness

•	enter into agreements that restrict dividends or other distributions from restricted subsidiaries

•	enter into transactions with affiliates

•	create or assume liens

•	enter into sale and leaseback transactions

•	engage in mergers or consolidations, and

•	enter into a sale of all or substantially all of our assets.

These covenants could limit the Corporation’s ability to plan for or react to market conditions, or to meet its capital needs. The Corporation’s current credit facility contains other, more restrictive covenants, including financial covenants that require it to achieve certain financial and operating results, and maintain compliance with specified financial ratios. The Corporation’s ability to comply with these covenants and requirements may be affected by events beyond its control, and it may have to curtail some of its operations and growth plans to maintain compliance.

The restrictive covenants contained in the Corporation’s senior note indenture, along with the Corporation’s credit facility, do not apply to its subsidiaries with non-controlling interest.

The Corporation’s failure to comply with the covenants contained in its credit facility or its senior note indenture, including as a result of events beyond its control or due to other factors, could result in an event of default that could cause accelerated repayment of the debt. If Cascades is not able to comply with the covenants and other requirements contained in the indenture, its credit facility or its other debt instruments, an event of default under the relevant debt instrument could occur. If an event of default does occur, it could trigger a default under its other debt instruments, Cascades could be prohibited from accessing additional borrowings and the holders of the defaulted debt could declare amounts outstanding with respect to that debt, which would then be immediately due and payable. The Corporation’s assets and cash flow may not be sufficient to fully repay borrowings under its outstanding debt instruments. In addition, the Corporation may not be able to re-finance or re-structure the payments on the applicable debt. Even if the Corporation were able to secure additional financing, it may not be available on favourable terms. A significant or prolonged downtime in general business and difficult economic conditions may affect the Corporation’s ability to comply with its covenants, and could require it to take actions to reduce its debt or to act in a manner contrary to its current business objectives.

m)	Cascades is a holding corporation and depends on its subsidiaries to generate sufficient cash flow to meet its debt service obligations.

Cascades is structured as a holding corporation, and its only significant assets are the capital stock or other equity interests in its subsidiaries, joint ventures and minority investments. As a holding corporation, Cascades conducts substantially all of its business through these entities. Consequently, the Corporation’s cash flow and ability to service its debt obligations are dependent on the earnings of its subsidiaries, joint ventures and minority investments, and the distribution of those earnings to Cascades, or on loans, advances or other payments made by these entities to Cascades. The ability of these entities to pay dividends or make other payments or advances to Cascades will depend on their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. In the case of the Corporation’s joint ventures and minority investments, Cascades may not exercise sufficient control to cause distributions to itself. Although its credit facility and the indenture, respectively, limit the ability of its restricted subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments to the Corporation, these limitations do not apply to its joint ventures or minority investments. The limitations are also subject to important exceptions and qualifications. The ability of the Corporation’s subsidiaries to generate cash flow from operations that is sufficient to allow the Corporation to make scheduled payments on its debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of the Corporation’s control. If the Corporation’s subsidiaries do not generate sufficient cash flow from operations to satisfy the Corporation’s debt obligations, Cascades may have to undertake alternative financing plans, such as re-financing or re-structuring its debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. Re-financing may not be possible, and any assets may not be able to be sold, or, if they are sold, Cascades may not realize sufficient amounts from those sales. Additional financing may not be available on acceptable terms, if at all, or the Corporation may be prohibited from incurring it, if available, under the terms of its various debt instruments in effect at the time. The Corporation’s inability to generate sufficient cash flow to satisfy its debt obligations, or to re-finance its obligations

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on commercially reasonable terms, would have an adverse effect on its business, financial condition and operating results. The earnings of the Corporation’s operating subsidiaries and the amount that they are able to distribute to the Corporation as dividends or otherwise may not be adequate for the Corporation to service its debt obligations.

n)	Risks related to the common shares.

The market price of the common shares may fluctuate, and purchasers may not be able to re-sell the common shares at or above the purchase price. The market price of the common shares may fluctuate due to a variety of factors relative to the Corporation’s business, including announcements of new developments, fluctuations in the Corporation’s operating results, sales of the common shares in the marketplace, failure to meet analysts’ expectations, general conditions in all of our segments, or the worldwide economy. In recent years, the common shares, the stock of other companies operating in the same sectors and the stock market in general have experienced significant price fluctuations, which have been unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the common shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

o)	Cash-flow and fair-value interest rate risks.

As the Corporation has no significant interest-bearing assets, its earnings and operating cash flows are substantially independent of changes in market interest rates.

The Corporation’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Corporation to a cash-flow interest rate risk. Borrowings issued at a fixed rate expose the Corporation to a fair-value interest rate risk.

p)	Credit risk.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions. The Corporation reduces this risk by dealing with creditworthy financial institutions.

The Corporation is exposed to credit risk on accounts receivable from its customers. In order to reduce this risk, the Corporation’s credit policies include the analysis of a customer’s financial position and a regular review of its credit limits. The Corporation also believes that no particular concentration of credit risks exists due to the geographic diversity of its customers and the procedures in place for managing commercial risks. Derivative financial instruments include an element of credit risk, should the counterparty be unable to meet its obligations.

q)	Enterprise Resource Planning (ERP) implementation.

The Corporation decided to modernize its financial information system with the implementation of an integrated Enterprise Resource Planning (ERP) system. The Corporation identified the risks associated with said project and adopted a step-by-step plan to address any risks related to the implementation process. The Corporation dedicated a project team, required corporate oversight with the appropriate skills and knowledge, and retained the services of consultants to provide expertise and training. Supported by senior management and key personnel, the Corporation undertook a detailed analysis of its requirements during 2010 and, in November of 2010, successfully completed a pilot project in one of its plants. The project team has finalized a detailed blueprint for its manufacturing and some of its converting operations, and implemented the solution in some business units as of December 31, 2012 and 2013. The project team is continuing to review the blueprint and programming related to its remaining converting operations, and to evaluate its deployment strategy for the coming years, including the human and capital resources required for the project.

45	CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS